U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment 2 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     National Energy Services Company, Inc.
            --------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           NEVADA                                       52-2082372
------------------------------               ----------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

             3153 Fire Road, Suite 2C, Egg Harbor Township, NJ 08234
             -------------------------------------------------------
               (Address of principal executive offices) (zip code)

Issuer's telephone number: (800) 758-9288


Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered

         - None -                                           - None -
------------------------------                  -------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
       ------------------------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                              Mintmire & Associates
                              265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                              Tel: (561) 832-5696 - Fax: (561) 659-5371

                            SUMMARY TABLE OF CONTENTS



PART I   ......................................................................3

  Item 1. Description of Business..............................................3
  Item 2. Management's Discussion and Analysis and Plan of Operation..........32
  Item 3. Description of Property.............................................40
  Item 4. Security Ownership of Certain Beneficial Owners and Management......41
  Item 5. Directors, Executive Officers, Promoters and Control Persons........42
  Item 6. Executive Compensation..............................................45
  Item 7. Certain Relationships and Related Transactions......................46
  Item 8. Description of Securities...........................................46


PART II  .....................................................................48

  Item 1. Market for Common Equity and Other Shareholder Matters..............48
  Item 2. Legal Proceedings...................................................49
  Item 3. Changes and Disagreements with Accountants..........................49
  Item 4. Recent Sales of Unregistered Securities.............................49
  Item 5. Indemnification of Directors and Officers...........................50

  PART F/S Financial Statements..............................................F-1


PART III......................................................................64
    Item 1. Index to Exhibits.................................................64

    SIGNATURES................................................................65

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

National Energy Services Company, Inc. was incorporated on February 17, 1998 in Nevada as Coastal Enterprises, Inc. to engage in an internet related business. The Company and National Energy Services Company, Inc., an unaffiliated New Jersey corporation formed in late 1995 ("NESNJ"), entered into an Agreement and Plan of Share Exchange, dated October 19, 2001, (the "Share Exchange") pursuant to which the shareholders of NESNJ on October 19, 2001 (the "Exchange Date") were issued 10,000,000 shares of common stock of NES, par value $0.001 in exchange for one hundred percent (100%) of the issued and outstanding shares of NESNJ. Prior to the exchange, the authorized capital stock of NES consisted of 20,000,000 shares of common stock, par value $0.001, of which 1,700,000 shares were issued and outstanding and 1,000,000 shares of preferred stock, par value $0.001, of which no shares were outstanding. All outstanding shares were fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to the Share Exchange. The Share Exchange called for the resignation of the original officers and directors, who no longer have any continued involvement in the Company, and the appointing of a new board and officers. The new board of directors consisted of John A. Grillo, as sole officer and director. As of the Exchange Date, NESNJ became a wholly-owned subsidiary of the Company. For accounting purposes, the transaction was treated as a reverse acquisition, with the Company as the acquiring entity.

The Company currently operates as National Energy Services Company, Inc. Unless the context indicates otherwise, references hereinafter to the "Company" or "NES" include both National Energy Services Company, Inc., a Nevada corporation and its wholly owned subsidiary, National Energy Services Company, Inc., a New Jersey corporation. The Company's principal place of business is 3153 Fire Road, Suite 2C, Egg Harbor Township, NJ 08234, and its telephone number at that address is (800) 758-9288.

The Company is not presently trading on an exchange, but intends to apply to have its common stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on NES' current status and financial condition.

In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock.

(b) BUSINESS OF THE COMPANY

GENERAL

At its inception, the Company intended to engage in an internet related business. The Company was incorporated in February 1998 to conduct any lawful business, but with the express intent to enter into an internet related businesses. Its then current management had little or no experience in this field. In May 1998, the Company attempted to raise money to implement its business plan through the use of a private placement memorandum to fund its operations. It did not indicate that its business plan or purpose was to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The Company was only able to raise a total of $16,000, which was not enough to attempted to implement its business plan, but was unable to successfully launch planned operations. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended and Rule 504 of Regulation D promulgated thereunder. At the time of the offering (May 1998) Rule 504 provided this Issuer a limited offering exemption to raise such seed capital. Securities sold under this exemption may be resold freely by non-affiliates of the Issuer.

It was not until October 2001, through the acquisition of the Company's wholly owned subsidiary, NESNJ, that the Company changed its business plan to NESNJ's business plan of marketing aggregated energy management services to the long term care industry. NESNJ was formed in late 1995 by John Grillo, the Company's current Chairman and President. Mr. Grillo capitalized on his experience as an electrical contractor to develop a comprehensive energy management program for long term care facilities which was paid directly from savings generated by energy system improvements. The program features an upgrade to lighting fixtures, improved heating, venting and air conditioning ("HVAC") equipment, ozone laundry support systems ("OLSS"), all of which serve to strengthen their current profitability, maintain contractually competitive power during deregulation uncertainty, and fund these renovations through the monthly energy savings with no out-of-pocket costs to the facility.

To provide funding for the energy conservation projects, the Company formed a strategic alliance with PPL. PPL markets energy related products and services to commercial and industrial customers. This association creates a common structure that packages an energy upgrade and several energy management services within a long term energy supply contract assuring customers of continuing competitive pricing.

During the course of the fiscal year ended October 31 2002, the Company expanded its sales and administrative organization in anticipation of increased sales volume. By enlarging the staff last year additional administrative costs were incurred such as salaries and related fringe benefits, along with higher travel expenses as the sales force presented its services and benefits to the nursing home industry throughout the country.

During the previous completed fiscal year the Company incurred additional programming costs as it revised its software programs to better capture relevant information to promote internal efficiencies and have the ability to give its customers salient information for analytical and comparison purposes regarding energy costs.

Due to the additional costs, the recent operating losses ($633,897 in fiscal year ended October 31, 2002) and accumulated deficit ($992,804) increased.

Energy Gatekeeper Program

The Company has developed a proprietary comprehensive, cost-driven energy-management system called (the "Energy Gatekeeper Program") which custom tailors an energy conservation plan to maximize energy efficiency in any energy consuming building system for long-term health care facilities thereby improving their bottom line. NES has aggressively embraced new technologies and formed strategic alliances which enable it to offer state-of-the-art goods and services for the purpose of maximizing Company profit potential and saving long-term health care facilities operating costs on a month-to-month basis with no out-of-pocket cost.

Overview

The Energy Gatekeeper Program bundles energy saving system upgrades within an energy supply agreement. The health care facility signs a contract of 60 months or longer in which all equipment upgrades are paid for and all energy bills are consolidated into one invoice. The complete service contract provides:

- Monitoring of utility usage to spot inefficiencies;
- All energy bills consolidated into one easy to manage invoice; and
- Competitive supply price guarantee for life of contract

The Energy Gatekeeper Program is a combined service and financing agreement whereby the facility has all its energy services managed by the Company and its energy solutions partner. The customer obtains new energy efficient lighting, HVAC equipment and OLSS systems. All equipment is amortized over a 60 month period, with current standard contracts specifying a minimum of 36 to 60 months. Additionally, NES contracts carry a 24 month renewal period. Earlier contracts have a duration of up to ten years.

NES controls the acquisition of power to all customers in two ways, contractually and through a limited power of attorney. This ability to exercise complete control is more than found in most other such financing agreements, enhancing the level of security for the funding source and increasing the payment impetus for the installed equipment.

The Gatekeeper Contract and Documentation Package

NESC created a credit review process and developed a contract which clearly establishes responsibilities of all parties. The following outlines the package of materials the company collects, evaluates and produces for each project:

Two Years of Financial Statements - Each customer is required to supply the last two years of operating financial statements.

Credit application form - A one page credit application is required obtaining ownership and banking information.

Contract for Energy Services - The base contract is a 12 page agreement covering the responsibilities of all parties. The contract also contains a termination buyout schedule identifying the cost of buying out the contract on a monthly basis and a complete upgrade equipment schedule.

Limited Power of Attorney - The limited Power of Attorney is executed giving NESC the power to completely manage and control the facility's energy sources and to receive and pay all utility bills. However, NESNJ is not liable for any energy bills left unpaid by the customer.

PRINCIPAL PRODUCTS AND SERVICES

The products and services offered in the Energy Gatekeeper Program include:

OLSS
Lighting Upgrades
Mechanical Systems (HVAC)
Water/Sewer Conservation Methods
Acquiring On Generation & Asset Management Energy Supply Procurement Management

Ozone Laundry Support System (OLSS)

OLSS can cut laundering costs by more than 50% primarily by eliminating the need for hot water during the washing process. Activated Air Laundry System, commonly referred to as ozone laundering, uses activated oxygen (ozone) in cold water washing to disinfect better than traditional hot water methods.

The savings are substantial since laundering expense is considered to be one of the most significant line items in a facility budget. Most 120 bed facilities can save over $1500 per month, close to $20,000 per year in utility costs alone.

By injecting ozone (activated oxygen) into the wash and rinse water, laundry is cleaner and completely disinfected. With ozone laundering, fewer cycles are required to clean, thus chemical use is reduced. Energy bills are also greatly reduced because ozone works best in cold water.

Ozone is a powerful oxidant that is 3,000 times faster and 130% more effective than chlorine, but without chlorine's dangerous properties. The ozone molecule is composed of three atoms which are very unstable. An unstable gas, ozone decomposes rapidly into oxygen, which causes its tremendous oxidation potential.

Test results from independent laboratories confirm a 99.5% pathogenic bacterial kill count with ozone laundering, as compared to 97.3% with traditional hot temperature washing.

An ozone disinfecting system is just as effective but less costly to operate. Using ozone in the laundry process is less costly because ozone is only active in cold water; therefore there is no need to buy natural gas or other energy sources to heat the water.

Data also reveals that using ozone gas in laundering is far more effective than conventional disinfectants against microorganisms, viruses and cysts.

Because of the significant energy savings the cost of the equipment and installation can be funded through the monthly savings, resulting in no out-of-pocket cost to the facility. The OLSS are easily installed and begin generating energy savings immediately upon operation.

By injecting ozone gas, one of the most powerful cleaning agents, into cold wash and rinse water, the laundry becomes cleaner and completely disinfected. Ozone oxidizes the fatty oils, and breaks the bond between the dirt and the cloth. Insoluble soils are chemically altered by the ozone into soluble products, which can be removed from the fabrics by the normal washing action.

Ozone laundering improves productivity because the process requires fewer wash cycles and reduces drying time. The OLSS reduces the drying time because the work, removing moisture from the linen, which the dryer has to do, is reduced. While utilizing ozone during the wash process, a chemical linen softener is no longer required. Without the "coating" of a softener, the weave of the fabric is more open. Since the actual tubes of fabric are more open, water can be more effectively removed during the rinse cycle resulting in less moisture for the dryer to remove. The more open weave of the fabric also makes the actual drying process more efficient because the air flow is increased through the fabric, which significantly reduces dry time.

Using this technology lowers water and sewer use, and reduces energy costs. Because chemical use is reduced, softeners are not required, drying time is less and fabrics last longer, extending linen life. For example, an OLSS system installed in a typical 120 bed nursing facility can reduce the need to heat over 730,000 gallons of water per year. That reduction would save an average facility approximately $15,600 per year. These average savings results are derived from the Company's results from over fifty (50) installations of the OLSS system.

After comparing the costs and capabilities of the Activated Air Laundering System with traditional hot temperature washing, the benefits to the average 120 bed facility are substantial.

Lighting Upgrades

The purpose of a lighting upgrade or "Lighting Retrofit" is to install energy-efficient lighting technologies wherever they are profitable and maintain or improve lighting quality. The energy-efficient lighting technologies available today can dramatically reduce energy consumption and prevent pollution while delivering comparable or better lighting. If energy-efficient lighting were used everywhere it were profitable, the electricity required for lighting could be cut by up to 50 percent, and aggregate national electricity demand would be reduced by more than 10 percent (EPA website). For example, a lighting upgrade in a typical 120 bead nursing home can reduce 226,666 kilowatt hours per year, resulting in an annual savings of approximately $20,400. These average savings results are taken from our own engineering and actual results in more than 100 installations.

Though an energy-efficient lighting product sometimes costs slightly more than the inefficient product it replaces, the energy savings are so significant that any incremental cost is rapidly paid off, producing highly profitable rates of return. Compact fluorescent light bulbs use 70 percent less energy than standard incandescent light bulbs. By replacing just one 75-watt incandescent light bulb with a 20-watt CFL, you could save an estimated $14 a year on your energy bill assuming the bulb is used for 5,000 hours. Compact fluorescent light bulbs last an average of 10,000 hours, compared to only 850 hours for a standard incandescent light bulb (Portland General Electric Company).

Mechanical Systems/HVAC

The installation of state-of-the-art, energy conserving boilers, heating and air conditioning units and other mechanical equipment can improve operating efficiency and increase productivity. Retrofitting outdated systems with new equipment not only saves energy dollars, but reduces repair and maintenance expense. The impact of environmental improvements such as improved air quality and increased comfort levels can make a noticeable positive impact on resident and employee satisfaction.

Water and Sewer Conservation

The goal of an effective water conservation project is to reduce usage and maintain or improve the water quality and fixture performance. The installation of low use, optimum performance fixtures is the key to an effective water conservation program.

For example, the retrofit of a low-flush toilet can reduce water usage by more than 750,000 gallons annually in the average 120 bed nursing home. This reduction in usage has a significant impact on water/sewer costs. Depending on the local water/sewer rates, the annual savings can be as much as $5,000 per year with equipment life expectancy of 15 to 20 years.

MicroTurbines

The   MicroTurbine  was  developed  to  produce   electricity   efficiently  and
cost-effectively by using natural gas. At the same time, the MicroTurbine emits very low levels of pollutants and remains substantially maintenance-free.

Additionally, the MicroTurbine can virtually eliminate down time costs related to power outages. Not only does the MicroTurbine produce electricity, but it also produces usable exhaust heat. This exhaust can be used directly without any cleansing needed, therefore displacing a large percentage of the existing hot water boiler load. This potentially saves a facility thousands of dollars per month. An engineering study performed in a 240 bed nursing home in North Jersey showed that microturbines would generate approximately $15,000 per year in savings. This study was performed by PP&L Spectrum, an energy services division of PPL, a Pennsylvania electric utility Company.

Energy Supply

NES will provide competitively priced electricity and natural gas supply to its customers. Strategic alliances will be formed with regional and national energy supply sources. The driving force in the selection of a supply partner will be their commitment to competitive pricing and quality service. In November 2002, NES entered into a Confidentiality Agreement with Tiger Natural Gas, Inc. for the purpose of initiating discussions regarding provision of natural gas directly to the Company's customers.

Strategic Alliance with PP&L Spectrum, Inc.

NESC has formed a strategic alliance with PPL to market energy-related products and services to commercial and industrial customers. It delivers products and services to customers through its subsidiaries.

In this alliance, PPL provides critical support to NES in several ways:

Funding Source - PP&L Spectrum serves as a funding source providing financing for the equipment upgrades including lighting, HVAC, OLSS systems and water conservation measures.

Engineering - PP&L provides system analysis, design and engineering for potential HVAC, Mechanical and Microturbine projects.

NESNJ receives 5% of the gross project cost as a sales commission on all projects specified and managed by PPL which are referred by the Company or NESNJ.

Strategic Alliance with Charter Management Inc.

In October 2002, the Company received a term sheet from Charter Management LLC, a lending institution ("Charter"), relating to an alliance between the Company and Charter. It outlines Charter's willingness to finance Company projects to long-term healthcare facilities, sub-acute units of hospitals, assisted living residences, retirement communities and the like up to $1,000,000 per year. In each case, Charter has the right to perform a credit analysis of the facility on which the project will be performed and to reject any unfit candidate. Credit analysis will also be utilized by Charter to determine interest rate and term of repayment. Charter will pay the Company as work is performed by the Company. The Company shall collect all payments in favor of Charter, and may charge a 1% administrative fee in connection therewith.

National Energy Services Corporation (NESC) has signed a master agreement with Charter Management, LLC (Charter) for the express purpose of allowing Charter to fund energy upgrade and retrofit opportunities in the long term care/ retirement community industry in a series of funding agreements for each job.

Once each contractual agreement is reached between NESC and the customer facility, Charter provides financing for energy upgrade and retrofit projects upon credit approval to be paid back to them over a 5 year period including monthly principal and interest payments, which are negotiated at the time of contract signing.

Each time a project is funded, NESC signs a separate Project Loan Agreement with Charter acknowledging responsibility for all loan payments in the event of default by the facility.

Charter may terminate the master agreement with 30 days written notice to NESC.

NURSING HOME ENERGY MARKET

There are currently over 17,000 nursing homes currently operating nationally. Out of the 17,000 nursing homes currently operating in the continental US, approximately 10,000 of them are in the high cost energy regions of the East and West coasts with especially large concentrations in Florida.

The following factors should be considered:

- Nursing homes are under intense fiscal and regulatory pressures. Nursing homes have very few areas to conserve cash without compromising care.
- Utility costs are among the top five highest line items in the operating budget.
- Nursing homes desperately need to find cash savings in their operating budget.
-    Most nursing homes are operating outdated HVAC and lighting systems.
-    The customer is well-defined and easy to reach.
- Most long term care facilities are alike in construction, design and energy consumption.
- Data about nursing home energy consumption is quickly and efficiently obtained.
- The Medicaid utilities reimbursement structure assures a facility's ability to pay.

MARKETING, SALES AND DISTRIBUTION

MARKETING

Relationships are the cornerstone of the Company's marketing philosophy. The process of building and maintaining intimate working relationships requires a commitment at all levels of the organization. The Company's marketing program includes:

Market Research
Feasibility Studies
Public and Industry Relations
Promotion
Advertising
Direct Response
Sales Support
Customer Service
Employee Relations
Training and Education

NES believes that to successfully meet challenges, marketing relationships must be built at several levels:

NESC Team
Energy Market
Long Term Care Market
Customers

NESC Team

It is paramount that every NES associate, from administrative to installer, business development to CFO, marketing to receptionist understands the Relationship Marketing philosophy. Because of the complexity of the product and the market, NES also works very hard to ensure that every person in the Company has a working knowledge of the product and the process. Building solid working relationships with our employees is important to our success.

Energy Market

If the energy supply prices are too low, NES cannot offer potential customers the most effective benefit; No Out of Pocket Cost. Sales volume is directly related to NES's ability to fund its products and services through energy savings.

Low energy supply prices also reduce the business consumer's need to address their utility costs and energy usage patterns dramatically. If the need to conserve dollars through conserving energy does not exist, the NES Gatekeeper Program is not viable. Building a relationship with the Energy Market means:

-    Researching Energy Suppliers
- Researching Energy Rebates and Special Programs Researching ESCO's (Energy Services Companies)
-    Gaining  an  Understanding  of the  Energy  Trends  Monitoring  Trends  and
     Suppliers

Long Term Care Market

The only way to stay on top of the constantly changing health care marketplace is to build relationships with individuals inside the industry. This is particularly true in Long Term Care. The feasibility of an area is determined by:

-    Number and Size of LTC Facilities
-    Age of Facilities
-    Cost of Energy
- Existing Energy Reimbursement Programs Profile of Ownership (Corporate or Individuals)
-    Regulatory Controls Related to Hot Water Laundering

NESNJ begins the relationship building process immediately by contacting the following:

Existing Contacts
Referrals
Corporate Owners
LTC Trade and Professional Associations
State Regulators re: Laundering Regulations

NESNJ has spent years developing relationships in the Nursing Home industry. In a relationship driven organization, these people are the key to success.

Customers

Building a good relationship with our customers is an important part of the Relationship Marketing program. NES begins building relationships with long term care owners and operators at the very beginning of the marketing process so it can build off of good recommendations and referrals.

By asking for their help in understanding the long term care market, NES opens the lines of communication that will continue throughout the business relationship. Often, our contacts have made personal introductions that advances the process and business friendships are made quickly. By the time NES is positioned to begin selling to these individuals and their facilities, solid acquaintances are already in place reducing closing time and building sales volume in a timely fashion.

The sales process is never complete. It is an integral part of our growth philosophy to provide additional products and services to our customers. Ensuring customer satisfaction and keeping our customers informed is critical.

NES has invested substantial capital in a detailed computerized contact management software program called Goldmine. All NES employees are trained in the use of Goldmine. This networked software program allows all NES employee's to view the history of existing service records for all customer's and provide additional service as needed.

SALES

The customer often must be educated before a need is even recognized. The education occurs on several levels:

Energy Cost and Usage Awareness
Conservation Options
Benefits of Employing Conservation Methods Financial Quality of Life
Aesthetic
NES Line of Products & Services
Benefits of Selecting NES

The complexity and length of the sales process presents a special challenge to even the most savvy marketing/sales professional. However, the Company firmly believes that if it can prove to a potential client that it will save money with no out-of-pocket expense, while maintaining or improving its current level of care, it can sell the Company's products and services successfully.

Inadequate reimbursement and challenging fiscal situations in many nursing homes are driving owner/operators to seek creative ways to bring extra cash to the bottom line. Energy Conservation Measures that are financed are a way to reduce current expenses and improve the bottom line.

Sales Goals

-    Identify the Decision Maker
- Present Financial Benefits of NES Products and Services Identify Specific Savings for Facility
-    Identity Products to Achieve those Savings Close Customer

A brief outline of the methodology used to accomplish the above sales goals is:

Identify the Decision Maker

Many times our relationships with owner/operators and other influential individuals in the industry help us to identify the appropriate person within the organization. Our contacts will often make an introductory call, saving the Company valuable research manpower.

If not, the administrative support staff will contact facilities and organization via phone to get the needed information. During this phone call, NES will also verify the names of the key staff and the locations of sister facilities and/or the corporate offices.

Present the Financial Benefits of NES Products and Services

NES has developed a proven method of making the appropriate people aware of our products and services.

Introduction Letter
Follow-up Phone Call
Set Appointment
Follow-up Letter and/or Fax
Make Presentation to Decision Maker
Identify Specific Savings for the Facility

During the presentation, information is gathered as part of the qualifying process. It is critical to the success of the sale to determine if the facility's situation will generate the energy savings to create a positive cash flow for the customer. Positive cash flow is the difference between the monthly energy savings (dollars) generated by the installed Energy Conservation Measures and the monthly financing costs to fund the project. If the savings are greater than the financing cost then the project is considered financial positive. The NES marketing representative will gather:

Monthly Utility Costs and Usage Patterns Systems Data Laundry
Lighting
HVAC/Mechanical
Water/Sewer

With this information, the sales representative can quickly determine the project feasibility.

Identify Products to Achieve the Savings

The marketing representative can determine which products and services would help the facility achieve their financial goals. NES gains approval to perform surveys in the appropriate areas (lighting, HVAC, laundry, water & sewer).

Years of experience in the energy services industry, electrical contracting business and our extensive knowledge of long term care operations all contribute to our exceptional survey abilities. The qualitative and quantitative information gathered during the survey process allows NESNJ to accurately project the savings for each facility and specify the correct products and services needed to actualize these savings.

A follow-up appointment is made to present the survey results and the financial arrangement available for the products needed. At this time, the savings analysis reports detailing exactly how and where dollars will be saved and how the project can be funded.

Close Customer

Contract is presented and negotiated. Credit application is completed and approximate start date agreed upon.

This is only the beginning of the Relationship Marketing process. As NES moves into the purchasing and installation phase, the focus of the NES relationship with the client expands to include the installation and project management teams.

PURCHASING & INSTALLATION

PURCHASING

John Grillo, founder of NES, has developed solid relationships with major suppliers of industrial lighting, mechanical equipment and other energy conservation products. His extensive knowledge of the electrical contracting industry enables NES to offer state of the art products and services.

The needs of the health care industry are unique. Specifications for HVAC, lighting, water quality and laundry equipment are very specific. It is the responsibility of NES to find supplies and equipment that meet and/or surpass the Long Term Care regulatory guidelines. Guidelines vary from state to state, from the laundry process, the lighting levels or air quality and temperature, each state has developed its own set of standards and policies regarding these issues. Typically the State Department governing these regulations is the Department of Human Services, Department of Jobs and Family Services, Department of Health Services, etc. It is critical for NES to become familiar with each state's regulations and policies regarding each energy conservation measure ("ECM") it installs before it starts to market and install the particular ECM in any given state. NES's standard contract policy is to replace or improve the existing conditions (ie. light levels, air temperature) while reducing energy costs.) Many times it is incumbent upon NES to provide education regarding these restrictions to our suppliers.

NES has preferred vendor or distributor status with several suppliers. This means that NES enjoys the following:

Preferred Pricing
Quantity Discounts
Timely Delivery
Quality Products
Exceptional Warranties
Superior Customer Service
Product Exclusivity
Manufacture Sponsored Training
Superior Customer Service

NES has developed a system of checks and balances to ensure that the customer has a complete and total understanding of what is being ordered. At this point in the transaction every effort is made to clarify, down to the last detail, the expectations of the customer the ability of NES to meet those expectations. Before the final order is placed the following procedure is followed:

Survey is Checked and Rechecked with Customer Final Walk Through with Customer to Finalize Equipment Purchasing List Final Review of Equipment to be Purchased Confirmation of Purchasing List with Customer Customer Sign's Off on Equipment Purchase

NES is dedicated to maintaining quality relationships with our suppliers and makes a concentrated effort to expand our sphere of influence among the manufacturers. This allows NES to customize our product line and select the materials that best fill the needs of our customers.

INSTALLATION

The installation of NES products is the most delicate part of the entire process and can place enormous strain on a customer relationship. At this time, NES makes every effort to expand our contact with the facility to include all of those staff members whose daily tasks will be effected by the installation of new equipment.

The nursing home presents exceptionally complicated installation problems. Unlike most commercial installations, this is an environment in which people are living, sleeping, eating and under direct medical care. NES is dedicated to making the installation as hassle free as possible. This takes a great deal of planning and communication. The traditional installation proceeds as follows:

Meet with Department Heads Re: Installation Schedule Complete Action Plan for Any Disruptions of Power, etc. Explain in Detail

Customer Responsibilities Explain in Detail NES Responsibilities Customer Sign off on Installation Plan and Schedule

Send Follow-up Letter with Schedule to Dept. Heads Notify Wings, Floors, Nurses Stations of Schedule Make Modifications in Schedule to Avoid Major Disruptions Installation Completed

First Walk Through with NES & Contractor Punch List Completed

Second Walk Through with NES & Contractor Punch List Completed

Walk Through with Customer, NES, & Contractor Punch List Completed

Final Walk Through with Customer, NES, & Contractor Obtain Customer Sign Off of Satisfactory Completion Obtain Certificate of Completion

Contractor Selection

The selection of the right contractor is critical to the successful installation. The Company has strict contractor criteria. The selected firm must have a total understanding of what is required to work in the health care environment and be willing to complete the Contractor Compliance paperwork.

CUSTOMER SERVICE

Building a solid working relationship with our customers is paramount to the success of the Company. The ability to create an atmosphere of trust in which candid, constructive communication flows throughout the entire relationship is critical. The quantity and quality of communication in the NES customer relationship is imperative because of the:

Complexity of the Energy Services Industry Lack of Consumer Understanding Regarding Energy Issues Consumer Reluctance to Embrace Conservation Measures Lack of Consumer Knowledge Regarding Energy Costs & Usage Patterns Complexity of the National Energy Products and Services Length of the Sales Cycle Opportunity to Sell Additional Goods and Services Later in the Relationship Importance of Referrals to NES's Marketing Success

Customer service begins at the initial contact and continues throughout the relationship. The following items are included in the Customer Service Program:

Correspondence:
Thank you for the appointment
It was a pleasure meeting with you
Thank you for the reference
Thank you for the referral
Thank you for your cooperation during installation

Questionnaires:
During Installation
Post Installation
90 Days Post Installation
Every 6 Months
Holiday Cards
Holiday Gifts

Also included in the Customer Service process are site visits. The NES Customer Service policy calls for a site visit once a year and monthly phone calls to check on operations and customer satisfaction. These visits can be made by any of the NES team. Using the Goldmine Contact Management System, NES carefully tracks the specifics of our customer relations effort. (ie: date, time of visit, who made the visit, note of any comments, action taken, etc.)

Customer Service Training

The success of the Relationship Marketing philosophy is directly related to the ability of NES to maintain quality relationships and provide the ultimate service to those clients and potential customers.

Every NES team member receives extensive training in the use of the Goldmine tracking system. This ensures a communication flow that allows anyone in the organization access to the latest information about a project, lead, problem, etc. Inquiries are answered quickly and courteously. From partner to administrative staff from payroll clerk to receptionist customer service is everyone's job.

Customer Service Training extends to the on-site contractors. NES believes that installers and service technicians represent NES and must be committed to delivering the highest quality of service.

Systems Design and Engineering

NES has diligently worked to develop systems and services that fill the unique needs of the long term care industry. The ability to assess savings potential quickly, project usage, design a system and purchase to meet stringent speculation is a very marketable asset.

Our Lighting Analysis Software was designed using Microsoft Access to allow for efficient and accurate estimates of usage and to identify equipment needs. For example, at many nursing homes resident rooms are of the same floor plan or room design. In the average 120 bed nursing home, there are between 50 and 65 resident rooms. Since many of these rooms have the same lighting layout, it is a considerable time savings for us to not survey each individual room.

Additionally, we have developed software that allows us to set up a "model room" and then duplicate that room simply by keying in the room numbers of the remaining rooms and copying the rest of the information such as the type of light fixtures, amount of light fixtures and burn hours from the "model room," thus saving the data entry of each individual room.

Upgrade pricing and design is implemented with the unique fixture key entry system which makes the program flexible and easy to use.

There are several factors that have contributed to NES's design and engineering abilities:

     Most long term care facilities were constructed about the same time and are alike in design, size and materials, hence the energy consumption and equipment is often similar.

NES understands the nuances of the day to day operations of a nursing home.

NES understands the regulatory and financial issues of long term care facilities. All Medicaid facilities receive some level of reimbursement for their Medicaid residents. Each state varies its reimbursement structure quite differently. Because NES receives a large part of the project costs through the savings, which is reflected on the energy bill, it is important to understand how the reimbursement works for billing purposes.

NES has relationships with nursing home owner/operators which have enabled the Company to conduct research and development including trial installations on innovative products and services.

NES has the ability to efficiently collect and analyze utility data.

NES has relationships with manufacturers and suppliers which expedite the development of a unique product and/or equipment modifications necessary to fill the unique market needs.

Aggregated Services Potential

The financial impact of the Aggregated Services Potential is only now becoming a reality for NES and its energy partners. Many companies seek residual revenue from the initial sale. NES has found a market niche that not only has a residual value from the initial sale (long term energy supply and financing contracts), but has a potential for multiple sales to a single client. NES is constantly searching for innovative equipment and/or services that can be integrated into the existing product line. During the length of the 5 year Gatekeeper contracts, NES is in constant contact with our customers building credibility. This ensures NES's ability to sell of additional goods and services to satisfied customers.

Financial Control

The financial controls inherent in the NES programs are a significant business asset. The strong working relationship with the primary energy partners, PPL and Charter Management, have secured NES's ability to control the income stream from installation throughout the residual phase.

The Energy Gatekeeper Program is a combined service and equipment financing contract where a healthcare facility has all of its energy services provided by NES. The program finances all energy-efficient equipment over a sixty-month amortization schedule. The customer can obtain new energy-efficient lighting, an ozone laundry support system, HVAC systems and other energy- efficient capital improvements. There are no out of pocket costs to NES's client since the capital costs for the project are provided by either Charter Management or PPL. The savings generated by the energy-efficient measures are used to pay for the capital costs. All equipment is amortized over a sixty-month period.

Because NES controls the supply of power to all customers, both contractually and through a limited power of attorney in the "Customer Agreement for Energy Services", which is executed before work commences, there is far greater assurance that the third party lender will be paid than is found in standard financing arrangements; to date this program has experienced zero defaults. The control of energy is provided to NESC through the following material terms of the "Customer Agreement for Energy Services", excerpts from the "Customer Agreement for Energy Services" detailing this control, page 2:

"b. Energy Gatekeeper. The services of an Energy Gatekeeper to provide for a period of five (5) years, energy, utility and other services to the customer ("the "Energy Gatekeeper Program") including, but not necessarily limited to:

     i. Auditing of the Customer's energy needs and the negotiating on behalf of the Customer for the transportation and/or supply of electric power and, if applicable, natural gas, propane, water, and other services (collectively referred to as "utilities") at a competitive price (when compared to similarly situated users of utilities in customer's geographic area, taking into account all variables reasonably necessary to determine pricing), and with a level of service at or above the level of service received from the Customer's current supplier. At the customer's request, the Contractors will solicit offers for utility supply on the Customer's behalf to demonstrate that the Customer is receiving a competitive price. The price shall be considered competitive if it is no more than the average of at least three offers;

     ii. Utility Bill Management, Submission of consolidated utility bills to customer and, upon receipt of payment from the Customer, processing payment to the various supplier."

Responsibilities of Customer.

     a. Cooperation With the Energy Gatekeeper. The Customer will fully cooperate with the Energy Manager in the implementation of the Energy Gatekeeper Program by providing all necessary information and records regarding utility services, and as requested, will provide a reasonable access to the facility for on site auditing and monitoring as well as for the installation of remote monitoring equipment. The Customer will provide and make available for any remote monitoring equipment, a dedicated telephone line or access to a fax-modem line at the expense of NESC.

     b. Notice to Utilities. Customer will cooperate with NESC/PPL in providing appropriate documentation to those Utilities as may from time to time be designated by NESC/PPL to provide service to the facility, including changes of billing addresses as may be designated by NESC/PPL.

     c. Payment. The Customer will reimburse NESC/PPL for the total cost of all utility expenses and service charges, which includes the cost of any and all ECM's performed pursuant to this Agreement, on a monthly basis within fifteen
(15) days or less of the Customer's receipt of the Energy Gatekeeper's consolidated utility invoice in compliance with the terms offered by the utility. All late fees or interest charges resulting from the Customer's failure to provide timely payment to NESC/PPL will be the responsibility of the Customer."

Instead of the traditional collection methods used for loan repayment such as coupons or monthly statements, the principle and interest payments of the equipment financing is added into the monthly utility bill that the customer receives. Facilities are preprogrammed to paying their energy bills to "keep the lights on". For financing providers this produces a greater level of asset repayment protection. Traditionally a facility would receive an energy bill from the provider of that service and submit payment directly to that provider. Under the Energy Gatekeeper Program, NES becomes the energy manager and receives the facility's energy bills directly from the energy suppliers and transporters. Upon receiving the energy bills for a facility, NES consolidates all of the facility's energy bills (combining the natural gas, electricity, water and sewer bills into one invoice). Additionally, the monthly project financing costs (P&I) are added into the consolidated invoice. This makes for a "seamless" bill that includes the costs of conventional utilities, as well as the amortized costs (P&I) of the energy-saving equipment. After the different utility costs and the financing costs have been combined into one consolidated energy invoice, that invoice is sent to the facility and payment from the facility is remitted to NESC. Upon receipt of payment for the consolidated energy invoice, NESC forwards payment to the individual energy suppliers for the actual cost of energy and makes the P&I payment to the financing institution that supplied the capital for the installation of the energy efficient upgrades. For example, the financing charges for an energy-efficient lighting upgrade would be added into the electric portion of a consolidated invoice because the upgrade reduced the corresponding electricity usage.

This advantage adds one more level of control to the NES process. NES already controls the operations and management of the project equipment and energy supply.

NESC also receives 5% of the gross project cost as sales commission on all projects specified and managed by PPL.

Operations and Management Control

NES has the ability to control the operation and management of its products and services. The integration of energy supply, equipment procurement and installation, and equipment maintenance allows NES to stay involved from design and development through the life of the product and /or service.

This control over operations and management ensures consistency and quality of service.

The Power of Negotiated Pricing

NES is able to maintain a profit margin of between 30 to 100% because of the nature of the energy services contract. Energy conservation services contracts are typically negotiated, not bid because each facility has different needs and requirements which need to be determined through an energy study prior to the preparation of a proposal. The fluid nature of energy prices and the extended period of the agreement also contribute to the need to work with a customer to determine the best energy conservation strategy for their facility.

Customers generally do not shop this type of proposal because in most cases the energy savings funds the project, so the owner has no cash outlay. Because we provide this type of special project financing, specifically tailored to the long-term care community, the customer more often than not finds little reason to look elsewhere.

The last factor, which leads to negotiation in place of shopping, is the lack of competition. While it is true that there are many companies supplying energy and numerous companies providing energy management services, very few have combined the entire package with the right financing to compete with the Company's Energy Gatekeeper Program.

The Power of Data Collection

As energy deregulation becomes increasing widespread, the value of an exclusive 5-year energy agreement increases. As we execute more contracts, two things are being developed; a large aggregated load profile and the accompanying energy utilization data. Energy prices are and always will be a function of volume. With each contract, the amount of energy units purchased through NES increases. As the volume increases, NES will have greater purchasing power with generators of electricity and producers of natural gas. As with any commodity, the more units purchased the better the pricing. As NES achieves better pricing, it allows NES to increase its profit margin while remaining competitive and providing the client with better energy pricing. NES can also profit from the compilation of energy utilization data because the more energy use history NES stores and analyzes for each client, the better the opportunity NES has of understanding which particular existing or emerging energy conservation technologies will benefit the client and can be sold by NES to the client. The better NES understands the energy use profile of a client, the better it can market and profit from the various energy conservations available.

DEPENDENCE ON NEW PRODUCTS

The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including discovering products made by others that will appeal to customers and comply with existing regulations at the time of introduction.

There can be no assurance that the Company's efforts to find innovative new products will be successful, that customers will accept new products, or that the companies which manufacture these products will obtain regulatory approvals of such new products, if required. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time.

COMPETITION

The principal markets in which the Company competes are competitive and fragmented, with competitors supplying energy, providing energy management services or financing but few providing a total package deal with no out of pocket cost to the facility. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive capabilities far greater than those of the Company.

Although   all  future   employees   are   expected   to  be  required  to  sign
confidentiality agreements, there is no guarantee either that trade secrets won't be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

There are a few competitors that NES faces in several of the different product lines that NES offers. However, we have never faced a company or group who has a program that is similar or competitive with the "Energy Gatekeeper Program". The Energy Gatekeeper Program offers the analysis design and installation of energy conservation measures, energy management services and a unique financing package tailored for the nursing home industry, more specifically the various State Medicaid reimbursement systems.

Competitors for the Ozone Laundry Support System are:

Envirocleanse Systems, Inc.
Ponte Vedra, FL
Mooresville, NC
6 years in Business
Less than 0.5% of nursing home market

Laundrox Laundry Systems Concord, NC Less than 1 year in business No share of business currently

Daniels Equipment Company, Inc.
Auburn, NH
20 plus years in business
less than 0.5% of the nursing home market

Competitors for the Lighting Upgrades and Mechanical Upgrades are:

Can-Am Energy Systems
Lake Park, FL
6 - 7 years in business
1 percent of nursing home market

ES Performance Lighting
Tuscan, AZ
5 years in business
3 percent of nursing home market

On a local level an occasional small in-house electrician or HVAC contractor.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

The Company obtains all its products from numerous sources. It uses little or no raw materials. The Company generally does not have contracts with any entities or persons committing to buy/sell certain quantities of product. Therefore, there can be no assurance that suppliers will provide the products needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the actual production of these products, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. The inability of the Company to obtain adequate products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on the Company. The majority of the raw materials use by the major manufactures such as General Electric, Phillips and Sylvania Lighting for the manufacturing of lamps and electronic ballasts are as follows: sand, high boron borosilicate, iron, mica, aluminum, soda lime, magnesia, silica glass, borosilicate glass, lead-barium, petroleum, carbon, copper, lead, mercury, silicon, tungsten, nickel rubber and rare earth phosphorus. These products are used to produce the electronics, wiring, coils, circuit boards, transformers and casing of the ballast. Additionally, the manufacturing of the lamps includes the glass tubes, filaments and end caps and bases. The manufacture of the ozone laundry support system uses sand, iron, borosilicate glass, lead-barium, aluminum, petroleum, copper, lead, silicon, mica, soda lime, magnesia, silica glass, carbon, nickel, and mercury. These products are used to make the case, controls, wiring, ozone generator, tubing, circuit boards and hardware.

INTELLECTUAL PROPERTY

The Company relies upon common law patent, trademark and copyright protection for its proprietary Lighting Analysis Software.

GOVERNMENTAL REGULATION

General

Most of the states in which we currently operate have adopted laws to regulate expansion of skilled nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need. Many states have established similar certificate of need processes to regulate the expansion of assisted living facilities.

Many states in which we operate have implemented moratoria on the granting of licenses for any additional skilled nursing facility beds. In these states we may only expand our operations by targeting existing facilities, which are by definition limited in number. We cannot guarantee that we will be able to find acceptable targets in these states and, as a result, we may not be able to expand operations in these states, possibly resulting in areas of low concentration of business in certain areas and therefore possibly higher costs resulting from a lack of economy of scale.

The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local governmental authorities in the United States. It is possible, that the Company's products and services to institutional care facilities could be affected by this regulation. There can be no assurance that such authorities will not impose additional restrictions on the Company's activities that might adversely affect the Company's business.

Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and the regulations thereunder. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. These provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. The Health Care Financing Administration of the Department of Health and Human Services ("HCFA") promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation. From time to time as a supplier of products and services to nursing facilities, the Company may receive notices from facilities relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the facilities, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the facility with limited appeal rights, many alleged deficiencies are not challenged even if the Company is not in agreement with the allegation.

The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but shorter time frames apply when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, certain of the facilities to which the Company provides its products and services may be subject to various sanctions and penalties as a result of deficiencies alleged by HCFA or state survey agencies. There can be no assurance that the clients of the Company will not be subject to such sanctions and penalties in the future and that this will not adversely affect the Company's business.

The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. Such laws include the illegal remuneration provisions of the Social Security Act, which make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a person for any item or service or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item paid by federal health care programs. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program).

Laundry

The laundry process is regulated by state guidelines. Typically, the State Department governing these regulations is the Department of Human Services, Department of Jobs and Family Services, Department of Health Services, etc. Because these are state guidelines, the regulations vary from state to state. NES endeavors to become familiar with each state's regulations regarding the laundry process before it starts to market and install the Ozone Laundry Support System (OLSS) in that particular state. The majority of states that NES operates, site specific guidelines for laundry that is processed in an on-site laundry.

Typical regulations include guidelines covering issues such as: separate holding areas for soiled and clean linen, linen cart storage, having enough clean linen on hand to adequately service the facility, adequate soiled and clean linen storage, an area for folding, mending and ironing the clean linen, proper storage for supplies, a deep sink for soaking and a separate hand washing sink. Polices, procedures and proper protocol to reduce bacteria in linens and to protect the staff and residents from infection are required to be written and implemented by the facility.

The procedures and policy section is what most effects the installation of the OLSS. Since these procedures and policies are left to the individual facility to develop it is common practice to follow the "manufactures specifications" when it comes to disinfection. Because standard laundering procedures use chlorine bleach to disinfect the linen the "manufactures specifications" is to use 160 degree water because that is the water temperature in which chlorine bleach is most effective. While most states do not define a minimum water temperature, two states have a minimum wash water temperature in their respective regulations; Maryland and Massachusetts.

To overcome the minimum wash water temperature requirements NES has had to present Maryland and Massachusetts with the merits of using ozone in the wash water to clean and disinfect. The Company has been successful in this endeavor and has received waivers from both states to install the OLSS.

RESEARCH & DEVELOPMENT

The Company spends no considerable amount on research and development efforts, as the products installed by the Company are manufactured by others. However, there can be no guarantee that the manufacturer does not pass the cost of its research and development efforts down to the Company who purchases its products. This may result in higher product prices beyond the Company's control. In turn, this may lead to unfavorable negotiation of contracts for installation by the Company.

COMPLIANCE WITH ENVIRONMENTAL LAWS

The  Company   believes  that  it  is  in  full  compliance  with  all  relevant environmental laws. NES has adopted the practice of full recycling and the disposal of all lighting ballast and fluorescent lamps removed from a facility during a lighting upgrade project. The waste generated during a lighting upgrade that can be considered hazardous is the Polychlorinated Biphenyl's (PCBs) in the existing ballasts and the mercury in the existing fluorescent lamps. NES uses federal and state licensed and fully insured recycling facilities and hazardous waste disposers. This practice in some instances exceeds the minimum disposal requirements, but it is management's view that this practice will provide NES's clients, shareholders and officers the greatest protection from any Super Fund or toxic waste liability issues.

Our practices are in full compliance with the federal Toxic Substance Control Act ("TSCA"). TSCA is an EPA law which regulates PCB's disposal. Under 40 CFR
Section 761.65, the TSCA sets extreme standards for the disposal of PCB's. Fully complying with the TSCA removes the risk of liability under the federal Comprehensive Environmental Compliance and Liability Act of 1980 ("CERCLA"), which is also known as the Superfund law. Under this law any release or threat of a release of a hazardous substance requires immediate cleanup and notification of all responsible parties.

NES is also in fully compliant with the Resource Conservation and Recovery Act ("RCRA"). RCRA requires generators of lamps to test a sample of mercury containing lamps to determine if they should be treated as hazardous waste. Lamps must be managed as hazardous waste if the mercury concentration exceeds
0.2 mg per liter. In addition, lamps must be managed as hazardous waste if they are not tested and proven non-hazardous. NES treats all lamps as hazardous and properly disposes and recycles them to avoid any potential toxic waste liabilities.

NES is fully compliant with the Department of Transportation requirements of classifying all ballasts and lamps as hazardous material and using a "class 9" label during transportation.

EMPLOYEES AND CONSULTANTS

As of October 31, 2003, the Company employed nine (9) full time and one (1) part-time employees. None of the Company's employees are represented by labor unions. The Company believes its relationship with employees is excellent.

The Company believes that its success depends to a significant extent on the management and other skills of John Grillo, its Chairman and President, as well as its ability to attract other skilled personnel. The loss or unavailability of the services of Mr. Grillo could have a material adverse effect on the Company. The Company is the primary beneficiary of a $650,000 life insurance policy on John Grillo.

SEASONALITY

None.

RISK FACTORS

Before making an investment decision, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

TRENDS IN THE ENERGY MANAGEMENT INDUSTRY; NEW PRODUCT SUPPORT

The energy management industry and products designed to maximize energy efficiency are subject to rapidly changing consumer demands and preferences in light of rapid technological advances. There can be no assurance that customers will continue to favor the products provided and services offered by the Company. A significant shift in customer preferences could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact the Company's gross profit margins. In addition, new Company products would require long lead times for employee retraining which the Company must commit to long before ultimate sale to its customers. There can be no assurance that sufficient consumer demand will still exist at the time the final product is available for sale or that gross profit margins will be maintained.

The Company believes its growth will be materially dependent upon its ability to provide new techniques, processes and products necessary to meet the needs of its customers and potential customers. The inability of the Company to anticipate and respond to these rapidly changing demands could have an adverse effect on the Company.

GEOGRAPHIC CONCENTRATION

The majority of the long-term care facilities are located in Arkansas, California, Connecticut, Delaware, Florida, Idaho, Illinois, Indiana, Kentucky, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Oregon, Pennsylvania, Texas, Washington, West Virginia and Wisconsin. Any adverse change in the regulatory environment, the reimbursement rates paid under the Medicaid program or in the supply and demand for services in the states in which the Company operates could have a material adverse effect on the Company. The Company has completed jobs in Arizona, Arkansas, California, Connecticut, Maryland, Massachusetts, Missouri, New Hampshire, New Jersey, New York, Ohio, Oklahoma, Pennsylvania, Rhode Island, Texas and Vermont.

The company has its offices in New Jersey and Pennsylvania.

COMPETITION

The energy management industry, especially as it relates to the long-term care facility is highly competitive. Numerous companies, many of which are significantly larger than the Company, have greater financial, personnel, distribution and other resources than the Company and may be better able to withstand volatile market conditions, compete with the Company in supplying newer and more technologically advanced products and services. The Company's principal competition comes from similar companies which install products designed to maximize energy efficiency. With generally low barriers to entry, requiring training of sales, installation and service personnel, additional competitors could enter the market. There can be no assurance that national or international companies will not seek to enter, or increase their presence in the industry. While no company currently offers a compete package of product, services and a specifically designed financing package for nursing homes, several companies market and sell products that compete with the Company in this industry. In lighting upgrades, the Company competes with: Can Am, First Energy, Concord Engineering and local electricians. In Ozone Laundry Support Systems, the Company competes with: Wet-Tech, Laudrox and Aqua-Wing. In energy management, the Company competes with: Connective Energy, South Jersey Industries, Aegis Energy Systems, First Energy and Can Am. Competition from any of these companies could have a material adverse effect on the Company.

PRODUCT LIABILITY; POTENTIAL ADVERSE PRODUCT PUBLICITY

The Company, like any other wholesaler, retailer or distributor of products that are designed to be owned and operated in an industrial setting, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The products for which the company could assume product liability are the fluorescent lamps, compact fluorescent lamps, electronic ballasts, ozone generators, microtubines, electric generators, and gas water boilers. The Company faces the risk that materials used in the manufacture of final products may be flawed or faulty, causing the product to fail or malfunction. Additionally, products may not be used in the manner provided for in the instructions or in the way contemplated by the manufacturer. The products for which the company could assume risk are the fluorescent lamps, compact fluorescent lamps, electronic ballasts, ozone generators, microtubines, electric generators, and gas water boilers. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on the Company. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company's insurance coverage could have a material adverse effect on the Company.

The Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on the Company, regardless of whether such reports are scientifically supported and regardless of whether the products are being used to their specifications.

Management believes the long-term care industry is especially affected by national media attention regarding the care of its patients and the quality of the services it provides. There can be no assurance that future scientific research or publicity regarding products or services the Company provides to these facilities will be favorable to the long-term care or energy management industries or any particular product or service. Future reports of research that are perceived as unfavorable could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with adverse effects of use of the Company's products, or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to operate such products as directed. The Company may not be able to counter the effects of negative publicity concerning its products or services.

LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES

Although many of the Company's products are the same or similar to products for which there is a long history of use in similar capacities, some are new technologies for which there is a limited availability of conclusive clinical studies as to the long-term effects. Although the Company believes all of its products to be safe when used as directed, there is little long-term experience with ozone laundering or other technologically advanced products or services which the Company offers and provides. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the use and suitability of its products for particular uses, it has not sponsored or conducted clinical studies on the effects of misuse or use for a different purpose.

INTELLECTUAL PROPERTY PROTECTION

The Company relies on common law trademark rights to protect its unregistered trademarks as well as its trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. The protection available, if any, in jurisdictions other than the United States may not be as extensive as the protection available to the Company in the United States.

Although the Company seeks to avoid infringement on the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Any infringement claims by third parties against the Company may have a material adverse effect on the Company's business, financial condition and results of operations.

To date, the Company has not applied for any trademarks, patents or copyrights. In the future, the Company may choose to file applications to protect the Company name, its logo or a future product developed by the Company. This may cost the Company substantial expense both to apply and to defend. In this event, the Company would have the option of asserting its legal rights, which could potentially translate to substantial expense to the Company.

Currently, the products offered by the Company to its customers have been designed, manufactured and are owned by other companies. The Company is therefore unable to assert any intellectual property rights or to defend infringement either by a third party or by the owner of the product utilized by the Company. The source of the Company's product may choose not to assert his intellectual property rights or defend a claim of infringement. This may detrimentally affect the Company's business. Additionally, a claim may be made that the Company has infringed upon a third party's intellectual property rights. Although in this case the Company may be able to seek indemnification from the supplier of the Company's product, the supplier may not be able to adequately indemnify the Company against an infringement claim. This too could be detrimental to the Company's business.

DEPENDENCE ON KEY PERSONNEL

The success of the Company will be largely dependent on the continuing efforts of John Grillo, the Company's Chairman and President. The Company has not entered into employment nor non-competition agreements with Mr. Grillo. The business or prospects of the Company could be adversely affected if Mr. Grillo, does not continue in his management role until the Company is able to attract and retain a qualified replacement. The success of the Company will also depend on its ability to attract and retain other qualified personnel.

NO ASSURANCE OF FUTURE INDUSTRY GROWTH

There is limited reliable, comprehensive data available regarding the size of the energy management industry and the historic and future expected growth of such industry. Industry data and projections are inherently uncertain and subject to change. There can be no assurance that the industry is as large as some publicly available reports indicate or that projected growth will occur or continue. In addition, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control. There can be no assurance that an adverse change in the size or growth rate of the market will not have a material adverse effect on the Company.

ACQUISITIONS MAY ADVERSELY AFFECT THE BUSINESS

As part of the Company's business strategy, it may make acquisitions of businesses that offer complementary products, services and technologies. Acquisitions are and will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the possibility that the Company pay much more than the acquired business is worth, the difficulty of integrating the operations and personnel of the acquired business into that of the Company, the potential product liability associated with the sale of the acquired business' products, the potential disruption of our ongoing business, the distraction of management from the Company's business, the inability of management to maximize the Company's financial and strategic position, and the impairment of relationships with employees and customers. Management has limited experience acquiring businesses and cannot assure anyone that they will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to integrate such organizations into the business successfully. Further, the financial consequences of acquisitions and investments may include potentially dilutive issuances of equity securities, one-time write-offs, amortization expenses related to goodwill and other intangible assets and the incurrence of contingent liabilities. These risks could have a material adverse effect on our business, financial condition and results of operations.

CONTROL BY PRESENT SHAREHOLDERS

The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. The Company's executive officers and directors, a group of four persons, effectively control over 31% of the Company's outstanding common stock. Two other individuals own 26.5% and 13.2% respectively. Accordingly, persons investing in the Company's common stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

POTENTIAL ANTI-TAKEOVER AND OTHER EFFECTS OF ISSUANCE OF PREFERRED STOCK MAY BE DETRIMENTAL TO COMMON SHAREHOLDERS

The Company is authorized to issue up to 1,000,000 shares of preferred stock. $.001 par value per share; none of which shares has been issued. The issuance of preferred stock does not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, has the power to issue shares of preferred stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

NO SECONDARY TRADING EXEMPTION

In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

PENNY STOCK CONSIDERATIONS

Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission which contains the following:

.. A description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading

.. A description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities laws

.. A brief, clear, narrative description of the dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price

.. A toll-free telephone number for inquiries on disciplinary actions

.. Definition of significant terms in the disclosure document or in the conduct of trading in penny stocks and

.. Such other information in such form, including language, type, size and format as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer must also provide the customer the following:

.. The bid and offer quotations for the penny stock

.. The compensation of the broker-dealer and its sales person in the transaction

.. The number of shares to which such bid and ask prices apply or other comparable information relating to the depth and liquidity of the market for such stock and

.. Monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from the rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and received the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that is subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling their shares because our common stock will likely be subject to the penny stock rules.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Discussion and Analysis

The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties in the forward-looking statements. The Company's actual results may differ significantly from the results, expectations and plans discussed in the forward-looking statements.

The Company's growth is expected to come from its ability to continue to finance energy conservation projects and the growing need for the operators of existing nursing homes to reduce their operating expenses. The ability to finance energy conservation projects has been increased with the addition of Charter Management and the continuing relationship with PPL as funding sources.

On October 29, 2001, the Company acquired NESNJ. By acquiring NESNJ, the Company expanded NESNJ's existing comprehensive, cost-driven energy-management system and further exploited the PPL relationship. Operations (including utility income) produced revenues of $2,285,000 for the year ended October 31, 2002.

Since acquiring NESNJ, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - For the Year Ended October 31, 2002 and For the Ten Months Ended October 31, 2001

The Company generates sales by financing energy conservation projects to reduce gas and electric costs to nursing homes and assisted living facilities in the United States. The estimated pricing and gross profit that the Company earns varies by each type of job completed, with ozone projects having a higher gross profit than lighting upgrade projects.

During the period of comparison, lighting projects completed exceeded ozone projects completed; therefore, the Company's gross profit was reduced accordingly. Also, the Company added a field surveyor to its staff, which increased the cost of sales via salary, fringe benefits, travel and related expenses.

In attempting to obtain business, the Company will send field surveyors to interested facilities to determine the potential energy savings so that a cost proposal can be prepared and presented to the facility. During the course of the year, many proposals are made, but there is no guarantee that the Company will be able to perform the job at the facility because of several reasons. The credit rating of the facility and financial statements may not be minimally sufficient per the funding source (PPL & Charter Management). In this situation, the Company has incurred unrecoverable costs that won't be absorbed and then become part of the manufacturing overhead, which will reduce the gross profit of the Company.

Revenues

Total Revenue for the year and the ten months ended October 31, 2002 and 2001 was $2,285,000 and $2,120,500. Total Revenue for the nine months ended July 31, 2003 and 2002 was $2,395,700 and $2,193,600. Revenues are only slightly higher as a result of increased competition, primarily in lighting retrofit jobs, resulting in the Company having to reduce the prices it charges.

The Company recognizes revenue when the services are rendered. At that time, the funding source is invoiced and the Company records revenue on its books.

Revenues vary from period to period for NESC based upon the success of the sales force in closing jobs which then have to be approved by the fund source before implementation. The primary sources of revenue for NESC are ozone jobs and lighting jobs which account for approximately 85% of the company's overall revenue.

Ozone jobs are done to cut laundering costs by approximately 50% at nursing homes and assisted living facilities. The need for hot water is eliminated during the washing process as activated oxygen (ozone) in cold water is used and disinfects better than traditional hot water methods. The average facility has 120 beds which can save up to $1,500 per month in utility costs using this method. By injecting ozone (activated oxygen) into the wash and rinse water, laundry is cleaner and completely disinfected. Fewer cycles are required to clean, thus chemical use is reduced along with the energy bills. Because of the significant energy savings the cost of the equipment and installation can be funded through the monthly savings resulting in no out of pocket cost to the facility.

The purpose of lighting jobs (lighting retrofits) are to upgrade the facilities by installing energy efficient lighting technologies where it is deemed profitable and will result in significant savings for the facilities. The energy-efficient lighting technologies will dramatically reduce energy consumption saving the average facility with 120 beds up to $1,500 per month in utility costs. For example, compact fluorescent light bulbs use 70% less energy than standard incandescent light bulbs.

As with any product or service that is sold in the market place, NESC has seen more competition in recent months, and has been forced to reduce selling prices to capture business. NESC has also been negotiating with larger chains of nursing homes and assisted living facilities, thereby having to offer lower selling prices which have also adversely affected gross margins.

The remaining revenues for NESC are composed of administrative handling charges (5%) for processing the invoices from the utility companies for the nursing homes and assisted living facilities; energy management revenues (3%) for monthly monitoring of facility utility invoices to insure proper billing via correct charges and appropriate tariffs; and rebates that represent approximately 7% of revenues, which are the result when upgrades are performed at facilities where participating utility companies offer rebates for reducing energy costs. NESC completes all of the paperwork and NESC keeps 30% of the savings and the facility keeps the remaining 70% of the rebate.

Cost of Sales

Cost of sales for the year and the ten months ended October 31, 2002 and 2001 were $1,462,400 and $1,173,500. Cost of sales for the nine months ended July 31, 2003 and 2002 were $1,777,200 and $1,322,300. Cost of sales is higher as a percentage of revenues as a result of increased competition, primarily in lighting retrofit jobs, resulting in the Company having to reduce the prices it charges, yet the cost of goods pricing remaining relatively stable.

Operating Expenses

Selling expenses for the year and the ten months ended October 31, 2002 and 2001 were $501,100 and $425,100. Selling expenses for the nine months ended July 31, 2003 and 2002 were $412,600 and $464,600. General and administrative expenses for the year and the ten months ended October 31, 2002 and 2001 were $817,700 and $525,900. General and administrative expenses for the nine months ended July 31, 2003 and 2002 were $619,900 and $643,200. Total operating expenses for the year and the ten months ended October 31, 2002 and 2001 were $1,318,900 and $951,000. Total operating expenses for the nine months ended July 31, 2003 and 2002 were $1,032,500 and $1,107,800. The reason for the significant increase in expenses was that based upon anticipated revenues, the Company enlarged its sales and marketing staff embarking upon programs to increase business, which are expected to affect future quarters. Advertising expenses also increased in connection with this expansion. Legal and accounting fees increased in connection with the Company's Registration Statement with the Securities and Exchange Commission.

Net Income/Loss

Net loss for the year and the ten months ended October 31, 2002 and 2001 was $517,200 and $25,300. Net loss for the nine months ended July 31, 2003 and 2002 was $460,700 and $246,500.

Assets and Liabilities

Assets were  $7,744,600 and $6,137,000 as of July 31, 2003 and October 31, 2002.
As of July 31, 2003 and October 31, 2002, assets consisted primarily of accounts receivable with a value of $2,630,300 and $2,113,100 and notes receivable in the amount of $3,620,000 and $2,881,409, respectively.

Total  current  liabilities  as of July  31,  2003 and  October  31,  2002  were
$4,862,800 and $3,727,000. Long-term debt, less current portion was $3,619,400 and $2,886,100, respectively.

There are no other obligations other than those disclosed in the financial statements.

Financial Condition, Liquidity and Capital Resources

At July 31, 2003 and October 31, 2002 the Company had cash and cash equivalents of $0 and $21,000.

The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

The Company must complete the job, pay for all costs incurred, and obtain a completion certificate before submitting an invoice for reimbursement to the two main funding sources, (Penn Power & Light (PP&L) and Charter Management), before it is able to collect its revenue. These steps represent approximately a 30 day delay before receipt of the funds.

At the present time, the Company has minimal liquidity and working capital is severely strained as the company has fully utilized its credit lines. There an not be any assurance that the Company's financial condition will improve significantly unless the Company successfully completes more jobs consistently on a monthly basis, which will enable the Company to generate additional cash flow, thereby reducing currently liabilities.

The Company will also continue to try and attract additional capital through private sales of securities, but has no commitments for sales of securities at this time.

During the course of the year with increased business, accounts receivable have increased and correspondingly accounts payable have increased. The Company plans to finance its future operations through the sale of its products and services. In the event the Company is unable to fund operations from revenues alone, the Company may raise additional capital through private and/or public sales of securities in the future but has no commitments at this time which are contingent upon the occurrence of some future event.

No trends have been identified which would in a material increase or decrease in the Company's results of operations or liquidity.

The Company has short term liquidity problems which are being addressed by revising internal procedures for faster job approvals to hasten the process and fund the projects faster. The company is also contacting local banks to obtain additional short term financing via an extended credit line, but no commitments have been made to date.

For long term liquidity, the Company will need additional investors to remain an ongoing concern; however, as stated above no commitments have been made as of this date.

The only significant cash transaction other than that generated and used in operations has been that the Company raised $200,000 and $500,000 in equity in the nine months ended July 31, 2003 and the year ended October 31, 2002.

Accounts receivable have grown at a rate faster than the sales increase because the majority of receivables represent pass through amounts only as stated above and NESC has many more facilities under contract. Utility invoices are sent to NESC by the utility company and NESC invoices the facility for utility charges and adds on the loan payment and handling charge, and then subsequently pays the utility company and loan provider monthly, but only after the facility payment is received by NESC. Receivables have no relation to revenues, as revenues are only generated when the loan provider approves a job for completion. At that time an invoice is created, and payment is received by NESC from the loan provider within thirty days of invoicing. There has not been any change in credit terms, collection efforts, credit utilization or delinquency by the facilities that NESC services.

Accounts payables also have grown at a faster rate than the sales increase because the majority of the payables represent pass through amounts only as stated above and NESC has many more facilities under contract. Utility invoices are booked as a liability by NESC when the invoices are created and offset when payments are received by the facilities; therefore, there have not been any timing differences.

Cash flow for NESC has become negative mainly due to the increase in the cost of sales expenses discussed earlier.

All projects are approved by PP& L and Charter Management Company who are the two loan providers of jobs for NESC. Faster job approval is needed by NESC to generate revenue more quickly, but NESC must make sure that it follows through on its own internal procedures to make sure that all documentation is gathered and presented to the loan providers on a timely basis for credit approval. The lenders will not reduce their standards in approving jobs as they are not willing to increase their risk of default on accounts and notes receivables by the facilities.

NESC is taking steps to insure the continued operations of the company by trying to raise additional equity, and is also looking into the possibility of incurring additional debt to improve cash flow. To insure viability of the company, NESC took steps in April 2003 to reduce expenses by eliminating two administrative positions, reduced office personnel to a four day work week thereby lowering salaries and wages by 20%, eliminated the company match to the 401k plan, reduced travel, lodging, meals, and entertainment costs by 50% below budget, changed a salaried sales representative to commission only, eliminated advertising expenses, changed telephone plans to reduce costs, reduced management fees by 50%, and eliminated all bonuses.

NESC management believes that the above cost reduction and elimination steps, even if additional equity or additional debt cannot be secured, will give the company a reasonable chance of being able to continue in operation for the twelve months following the most recent balance sheet presented.

Critical Accounting  Policies

Significant acquisition In October 2001, National Energy Services Company, Inc.-NV issued 10,000,000 shares of common stock to acquire all the issued and outstanding shares of the common stock of National Energy Services Company, Inc., a New Jersey company, in a reverse merger, which was accounted for as a reorganization of National Energy Services Company, Inc.-NJ. As a result of this reverse merger, the former stockholders of National Energy Services Company, Inc.-NJ now control National Energy Services Company, Inc.-NV. Prior to this reverse merger, National Energy Services Company, Inc.-NV had nominal assets and liabilities. National Energy Services Company, Inc. accounted for the reverse merger as an issuance of stock for the net monetary assets of National Energy Services Company, Inc.-NJ or, in this case, as a capitalization of the accumulated deficit of National Energy Services Company, Inc.-NJ to the date of the merger. There is no alternative to accounting for the acquisition in any other manner, therefore there is no possibility of materially different results than that reported.

Principles of consolidation The consolidated financial statements include the accounts of National Energy Services Company, Inc.-NV and its wholly owned subsidiary. Inter-company balances and transactions have been eliminated. There is no alternative to accounting for the consolidation in any other manner, therefore there is no possibility of materially different results than that reported.

Use of estimates The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

Fixed assets All property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three, five or seven years, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. The Company's fixed assets represent a very small portion of the Company's assets, therefore the possibility of materially different results from using different estimated lives or method of depreciation are minimal.

Reserve for bad debt The allowance for uncollectible accounts receivable is based on the historical experience of the Company and on management's evaluation of the collectibility of the individual outstanding balances. A potential customer's credit rating is evaluated prior to entering into any revenue agreements. This evaluation is completed by PP&L and Charter, as they are well equipped to handle this as well as being the ultimate lender.

As the Company is liable on all of its notes payable, which are offset by the notes receivable, should the Company's estimates of its potential bad debt be incorrect, the impact on the reported results and balance sheet could be substantially negative. At July 31, 2003 and October 31, 2002, the Company's notes receivable were 60.9% and 59.6% of total assets.

Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to accounting principles generally accepted in the United States and are charged to operations. There is no alternative to accounting for the stock issued for services in any other manner, therefore there is no possibility of materially different results than that reported.

Revenue recognition The Company has four distinct revenue streams: Equipment sales, management revenue, energy management and energy sales. For equipment sales revenue is recognized in accordance with signed agreements with customers, typically 60 months, and only upon the completion of installation. As part of these agreements, the Company directly receives all utility company billings for the customers to allow the Company to monitor savings the customer is realizing. Management revenue is recognized and billed monthly as earned. This also includes fees earned for processing rebate claims for customers. Energy management revenue is a fee charged the customer to ensure that the customer is being charged correct rates and tariffs by the utilities. Energy sales occur when the Company purchases energy directly from a utility provider and resells it to a user. Cost of sales are recognized as incurred and matched to the related revenues. In addition, the master agreements with PP&L and Charter Management for the provision of financing to the Company which passes it through to the end user under the same terms and conditions. Therefore, the Company records the financing on both sides at gross amounts, as the Company is ultimately liable to the lending sources.

Revenues vary from period to period for NESC based upon the success of the sales force in closing jobs which then have to be approved by the fund source before implementation. The primary sources of revenue for NESC are ozone jobs and lighting jobs which account for approximately 85% of the company's overall revenue.

Ozone jobs are done to cut laundering costs by approximately 50% at nursing homes and assisted living facilities. The need for hot water is eliminated during the washing process as activated oxygen (ozone) in cold water is used and disinfects better than traditional hot water methods. The average facility has 120 beds which can save up to $1,500 per month in utility costs using this method. By injecting ozone (activated oxygen) into the wash and rinse water, laundry is cleaner and completely disinfected. Fewer cycles are required to clean, thus chemical use is reduced along with the energy bills. Because of the significant energy savings the cost of the equipment and installation can be funded through the monthly savings resulting in no out of pocket cost to the facility.

The purpose of lighting jobs (lighting retrofits) are to upgrade the facilities by installing energy efficient lighting technologies where it is deemed profitable and will result in significant savings for the facilities. The energy-efficient lighting technologies will dramatically reduce energy consumption saving the average facility with 120 beds up to $1,500 per month in utility costs. For example, compact fluorescent light bulbs use 70% less energy than standard incandescent light bulbs.

As with any product or service that is sold in the market place, NESC has seen more competition in recent months, and has been forced to reduce selling prices to capture business. NESC has also been negotiating with larger chains of nursing homes and assisted living facilities, thereby having to offer lower selling prices which have also adversely affected gross margins.

The remaining revenues for NESC are composed of administrative handling charges (5%) for processing the invoices from the utility companies for the nursing homes and assisted living facilities; energy management revenues (3%) for monthly monitoring of facility utility invoices to insure proper billing via correct charges and appropriate tariffs; and rebates that represent approximately 7% of revenues, which are the result when upgrades are performed at facilities where participating utility companies offer rebates for reducing energy costs. NESC completes all of the paperwork and NESC keeps 30% of the savings and the facility keeps the remaining 70% of the rebate.

The Company is obligated to the following cash outflows at October 31, 2002:

                                                     Less than 1                               After 5
Contractual obligations:                  Total          year       1-3 years   4 - 5 years     years
------------------------------------- -------------- ------------- ------------ ------------ -------------
Loans payable - stockholder/employee       $190,902      $190,902           $0            $0           $0
                                      ============== ============= ============ ============ =============
Bank term loan                              $13,945        $9,300       $4,645            $0           $0
                                      ============== ============= ============ ============ =============
Penn Power & Light term loans            $3,659,512      $778,103     $894,410      $923,346   $1,063,653
                                      ============== ============= ============ ============ =============
Short-term line of credit                  $178,571      $178,571           $0            $0           $0
                                      ============== ============= ============ ============ =============
Operating leases                            $41,753       $28,957      $12,796            $0           $0
                                      ============== ============= ============ ============ =============

ITEM 3. DESCRIPTION OF PROPERTY

In May 2001, NESNJ entered into a contract with Howard R. Bensel, Jr. to lease the premises located at 3153 Fire Road, Suite 2C, Egg Harbor Township, New Jersey 08234. The property consists of approximately 1,000 square feet of finished office space. The term of the agreement was for a period of two years. The lease has been twice amended. The first amendment added suite 2A to the lease, which increased the space leased to 1,800 square feet of finished office space for the remaining term of the original lease. The second addendum extended the lease an additional two (2) years and increased rent. The Company currently pays rent in the amount of $1,833 per month, which rate will remain the same throughout the remainder of the lease.

In December 2001, NESNJ entered into a contract with George E. Michael to lease a portion of the premises located at 328 South Main Street, New Hope, PA 18938 beginning January 1, 2002. The property is used by the Company as office space. The term of the agreement was for a period of one year. In December 2002, the Company exercised an option to extend the lease through and including December 31, 2003 and agreed to an increase in rent paid. The Company now pays rent in the amount of $1,050 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 31, 2003, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of common stock beneficially owned.

Name and Address of                Title of     Amount and Nature of          Percent of
Beneficial Owner                      Class         Beneficial Owner            Class
-------------------------------------------------------------------------------------------
John A. Grillo                      Common           3,098,300                  19.9%
101 Captains Walk
Egg Harbor Township, NJ 08234

David W. Mason                      Common             572,900                   3.7%
195 Sandy Ridge / Mt. Airy Rd.
Stockton, NJ  08559

Rusty J. Gramiak                    Common              10,000                   0.1%
343 Cos Cob Dr.
Galloway, NJ  08205

Edmond Ragazzi                      Common               4,000                   0.1%
554 Fourth Str.
Absecon, NJ 08201

Larry Shusman                       Common               5,000                   0.1%
1502 Squire Lane
Cherry Hill, NJ 08003

All Executive Officers and
Directors as a Group                Common           3,690,200                  23.7%
(Five (5) persons)

Barry Feldscher                     Common           3,333,300                  21.4%
415 Fireside Lane
Cherry Hill, NJ 08003

Charter Management, LLC             Common           2,978,754                  19.1%
34100 Center Ridge Road
North Ridgeville, Ohio 44039

Rochelle Mason                      Common           1,666,000                  10.7%
6615 Greenhill Road
Lumberville, PA 18933

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one (1) and such number as our board of directors may determine by resolution or election. Our board of directors currently consists of three members.


     NAME           AGE      POSITION
-----------------  ----     ------------------------
John A. Grillo      42       Chairman and President
David W. Mason      39       Vice-President of Marketing and Director
Rusty J. Gramiak    46       Vice-President of Operations and Director
Edmond Ragazzi      60       Secretary
Larry A. Shusman    60       Chief Financial Officer


John A. Grillo

Mr. Grillo serves NES as its president and chief executive officer. He is the designer and developer of the NES Energy Gatekeeper Program. He has managed virtually every aspect of the electrical contracting business. Mr. Grillo is also an electrical energy conservation expert. He has designed and implemented energy efficient lighting and motor systems for ten of his eighteen years in electrical contracting. His concentration in energy efficiency has led to a number developments in the field. He has designed and programmed comprehensive lighting upgrade analysis software which NESC has been using successfully for the past two years. He designed and implemented energy efficient lighting programs for several local utility companies. In 1996, Mr. Grillo conceived and co-authored the New Jersey Division of Medical Assistance and Health Services Energy Efficient Lighting System Incentive, for the long -term care industry. He is an Environmental Protection Agency certified lighting surveyor.

Throughout his career Mr. Grillo has participated and led sales and contracting initiatives. He has set up NESC marketing campaigns and developed the company's extensive contract and documentation package. Mr. Grillo attended Northeastern University's School of Electrical Engineering Technology from 1979 to 1983.

David W. Mason

David W. Mason, 39, has been the company's Vice-President of Sales and Marketing since 2000. Mr. Mason graduated from Boston University in 1988 with a Bachelor of Science degree in Urban Affairs. Prior to joining the company Mr. Mason worked in the television industry for various networks including ABC, CBS, ESPN, TNT and TBS.

Mr. Mason is responsible for the marketing of the Company as well as being the direct link between the home office and the sales team in the field. Mr. Mason also is responsible for all convention, training seminars and benefits.

Rusty J. Gramiak

Mr. Gramiak is the current Vice President of Operations of the Company and has served in that capacity since 2000. His current duties include: overseeing all Company projects, developing new contacts with manufacturers to ensure optimum pricing on all energy efficiency upgrades and development of a training course for new employees specializing in field surveying and project management.

From 1999 to 2000, Mr. Gramiak was the Director of Sales for Mid Atlantic states for the Company. During that time, he expanded sales to include mass-market accounts and expanded territorial sales by 100%.

From 1998 to 1999, Mr. Gramiak served as a Sales Representative for the Company in New Jersey. During that time, he established over forty new accounts and attended training seminars on Long Term Care Federal and State Reimbursements.

Prior to working for the Company, from 1996-1998, Mr. Gramiak was a lighting surveyor and an installer of energy efficient lighting for GEC Lighting Company in Margate, New Jersey. During that time, he surveyed over fifty facilities, completed a Green-Lights training course given by the Environmental Protection Agency and installed numerous lighting projects located at nursing homes, hospitals, school districts, etc.

Edmond B. Ragazzi

Mr. Ragazzi has worked for the Company since 1997 and was this year appointed by the Company's Board of Directors to serve as Secretary. In that capacity he is responsible for maintaining the corporate books and records. Mr. Ragazzi's primary responsibilities include management of the Company's relationships with different utility companies.

Larry A. Shusman

Mr. Shusman has worked for the Company on a part-time basis since October 1, 2001. He is the Chief Financial Officer and works for the Company on a regular weekly part time basis. His responsibility is to handle the books and records of the Company according to GAAP, along with being the liason with the independent accountants.

In addition to his work for the Company, Mr. Shusman is currently employed part-time by Classic Hair, LLC as its Chief Financial Officer and has worked in that capacity since August 2001. >From April 2000 until August 2001, Mr. Shusman was employed full-time by Spring Air Mattress Company as its East Coast Regional Controller and Office Manager. Prior to April 2000, he worked for Waste

Management, Inc. for a period of one month as a staff accountant. From January 1996 to January 2000, Mr. Shusman served as the Chief Financial Officer and Controller of Potts Welding and Boiler Repair Co., Inc.

Mr. Shusman originally attended Penn State University between September 1960 and June 1961, but graduated from Temple University in June 1964 with a Bachelor of Science degree in Accounting.

Family Relationships

There are no family relationships between or among the executive officer and director of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, John A. Grillo, David W. Mason, Rusty J. Gramiak, Edmond Ragazzi, Barry Feldscher and Rochelle Mason comprise all of the Company's executive officers, directors and greater than ten percent (10%) beneficial owners of its common stock, and have complied with Section 16(a) filing requirements applicable to them.

Director's Compensation

The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

(a) GENERAL

                                         Annual             LT
                               Annual    Comp      Annual   Comp       LT
Name                           Comp      Bonus     Comp     Rest       Comp     LTIP      All
and Post              Year     Salary    ($)       Other    Stock      Options  Payouts  Other
-----------------------------------------------------------------------------------------------
John A.               1999     $65,788   $     0                                         $ 5,546
Grillo,
President             2000     $61,986   $     0                                         $ 6,655
and
Chairman              2001     $61,984   $26,570                                         $ 6,732

                      2002     $57,517   $42,000                                         $ 9,213

                      2003     $98,525   $     0                                         $10,079
-----------------------------------------------------------------------------------------------
David W.              1999     $36,154   $ 1,890                                         $ 2,016
Mason,
Vice-                 2000     $40,000   $35,180                                         $ 2,016
President of
Marketing             2001     $45,000   $50,168                                         $ 2,622
and Director
                      2002     $53,539   $25,726            10,000                       $ 2,622

                      2003     $50,923   $ 3,846                                         $ 2,622
-----------------------------------------------------------------------------------------------
Rusty J.              1999     $24,000   $ 6,716                                         $ 6,408
Gramiak,
Vice-                 2000     $28,300   $10,230                                         $ 6,408
President of
Operations            2001     $46,061   $30,819                                         $ 3,622

                      2002     $55,305   $24,468            10,000                       $ 2,622

                      2003     $52,500   $ 3,846                                         $ 2,892
-----------------------------------------------------------------------------------------------
Edmond                1999     $     0        $0                                         $     0
Ragazzi,
Secretary             2000     $     0        $0                                         $     0

                      2001     $10,026   $ 6,000                                         $     0

                      2002     $45,310   $     0             4,000                       $ 2,622

                      2003     $38,076   $     0                                         $ 2,871
-----------------------------------------------------------------------------------------------
Larry A.              1999     $     0   $     0                                         $     0
Shusman,
Chief                 2000     $     0   $     0                                         $     0
Financial
Officer               2001     $ 2,250   $     0                                         $     0

                      2002     $27,900   $     0                                         $     0

                      2003     $18,000   $     0                                         $     0

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

EMPLOYMENT CONTRACTS

The Company has entered not into employment agreements with its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In February 1999, the Company issued 100,000 shares of its restricted common stock to two (2) persons for their services valued at $1,000, or $0.01 per share, to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 49:3-50(b)(9) of the New Jersey Code and
Section 211(b) of the Pennsylvania Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

In January 2002, the Company issued a total of 39,000 shares of its restricted common stock valued at $0.60 per share to eleven (11) of its employees for various services rendered to the Company. The shares were issued to employees of the Company to make up for below market wages. The Company has recorded an expense at $0.60 per share, the same as if the shares were sold for cash. For such offering, the Company relied upon the 506 Exemption. See Part II, Item 4. "Recent Sales of Unregistered Securities."

In April 2002, the Company issued a total of 15,000 shares of its restricted common stock valued at $0.60 per share to Ted Francis Di Stefano for financial consulting services and to Larry A. Shusman, the Company's current Chief Financial Officer for accounting services rendered to the Company. For such offering, the Company relied upon the 506 Exemption. See Part II, Item 4. "Recent Sales of Unregistered Securities."

In August 2003, the Company issued 2,978,754 shares of its restricted common stock to Charter Management, LLC for $200,000.00, or $0.07 per share. For such offering, the Company relied upon the 506 Exemption and Section 1707.03 of the Ohio Securities Act. See Part II, Item 4. "Recent Sales of Unregistered Securities."

ITEM 8. DESCRIPTION OF SECURITIES

Description of Capital Stock

The Company's authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of October 31, 2003, the Company had 15,573,014 shares of its common stock outstanding and none of its preferred stock outstanding.

Description of Common Stock

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of the Company's common stock issued and outstanding are fully-paid and nonassessable.

Description of Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights.

While the Company currently has no anti-takeover provisions in its Articles of Incorporation or Bylaws, its preferred stock may potentially be used for this purpose. The Company is authorized to issue shares of preferred stock although none has been issued to date. The issuance of preferred stock may not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, may have the power to issue shares of preferred stock in one (1) or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti- takeover measure or device to prevent a change in control of the Company.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c-211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service. The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.
Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

As of October 31, 2003, there were one hundred two (102) holders of record of the Company's common stock.

As of October 31, 2003, the Company had 15,573,014 shares of its common stock issued and outstanding. Of this total, 13,973,014 were restricted pursuant to the terms of Rule 144 ("Rule 144") of the Act, 1,600,000 were free-trading and 10,994,260 shares which were restricted had been held for a period of one (1) year or more.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

The Company has not as of this date, but intends to request in the immediate future a broker- dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 211 to the National Association of Securities Dealers ("NASD") and to serve as a market maker for the Company's common stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted only by management of the Company.

ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with accountants on accounting or financial disclosure which fall within the scope of Item 304 of Regulation S-B.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In May 1998, prior to its acquisition of NESNJ, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-three (73) investors for $16,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504.

In February 1999, the Company issued a total of 100,000 shares of its restricted common stock valued at $1,000 or $0.01 per share to Vantage Industries, Inc. and Euro-First Capital Corporation for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506.

In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued a total of 10,000,000 shares of its common stock valued at $16,000 to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506.

In December 2001, the Company sold 840,260 shares of its restricted common stock to John T. O'Neil and Debra F. O'Neil and Carrington Health Systems Profit Sharing Plan & Trust for a total of $501,378. For such offering, the Company relied upon the 506 Exemption.

In January 2002, the Company issued a total of 39,000 shares of its restricted common stock valued at $0.60 per share to eleven (11) of its employees for various services rendered to the Company. The shares were issued to employees of the Company to make up for below market wages. The Company has recorded an expense at $0.60 per share, the same as if the shares were sold for cash. For such offering, the Company relied upon the 506 Exemption.

In April 2002, the Company issued a total of 15,000 shares of its restricted common stock valued at $0.60 per share to Ted Francis Di Stefano for financial consulting services and to Larry A. Shusman, the Company's current Chief Financial Officer for accounting services rendered to the Company. For such offering, the Company relied upon the 506 Exemption.

In August 2003, the Company issued 2,978,754 shares of its restricted common stock to Charter Management, LLC for $200,000.00, or $0.07 per share. For such offering, the Company relied upon the 506 Exemption and Section 1707.03 of the Ohio Securities Act.

In September 2003, the Company issued 25,000 shares of its restricted common stock to Morris Harris as an equity "kicker" for a loan made by Mr. Harris to the Company, which is currently in repayment. The stock was valued at a price of $0.07 per share. For such offering, the Company relied upon the 506 Exemption.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation provide that: Nevada Revised Statutes ("NRS") 78.037 shall be part of these Articles of Incorporation.

The Company's bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, wither or not the Corporation would have the legal power to indemnify them directly against such liability.

The Nevada Revised Statutes provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

The  statutes  also  provide that any  discretionary  indemnification  under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report.................................................F-2

Balance Sheets...............................................................F-3

Statements of Operations.....................................................F-4

Statements of Stockholders' Equity...........................................F-5

Statements of Cash Flows.....................................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
National Energy Services Company, Inc.
Egg Harbor Township, New Jersey

We have audited the accompanying consolidated balance sheets of National Energy Services Company, Inc., as of October 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year and ten months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Services Company, Inc., as of October 31, 2002 and 2001 and the results of its operations and its cash flows for the year and ten months then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has experienced net losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Maillie, Falconiero & Company, LLP
Maillie, Falconiero & Company, LLP
West Chester, Pennsylvania
December 16, 2002

                     National Energy Services Company, Inc.
                           Consolidated Balance Sheets

                                                                                      July 31,              October 31,
                                                                                        2003                    2002
                                                                                ---------------------  ----------------------
                                                                                    (unaudited)
                                         ASSETS
CURRENT ASSETS
   Cash                                                                         $                   0  $               20,978
   Accounts receivable                                                                      2,630,276               2,113,115
   Notes and accrued interest receivable                                                    1,095,110                 778,102
   Prepaid expenses                                                                             6,984                   1,750
                                                                                ---------------------  ----------------------
     Total current assets                                                                   3,732,370               2,913,945
                                                                                ---------------------  ----------------------
PROPERTY AND EQUIPMENT, NET                                                                    18,645                  24,673

OTHER ASSETS
   Notes and accrued interest receivable -related parties                                     373,606                 316,923
   Notes and accrued interest receivable                                                    3,620,014               2,881,409
                                                                                ---------------------  ----------------------
      Total other assets                                                                    3,993,620               3,198,332
                                                                                ---------------------  ----------------------
Total Assets                                                                    $           7,744,635  $            6,136,950
                                                                                =====================  ======================
                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft                                                               $              13,405  $                    0
   Short-term line of credit                                                                  154,761                 178,571
   Current portion of long term debt and accrued interest                                   1,586,942                 978,305
   Accounts payable                                                                         2,988,988               2,445,800
   Accrued expenses                                                                           118,662                 125,024
                                                                                ---------------------  ----------------------
     Total current liabilities                                                              4,862,758               3,727,700
                                                                                ---------------------  ----------------------
LONG-TERM DEBT, LESS CURRENT PORTION                                                        3,619,427               2,886,054
                                                                                ---------------------  ----------------------
Total Liabilities                                                                           8,482,185               6,613,754
                                                                                ---------------------  ----------------------
STOCKHOLDERS' EQUITY
   Common stock, $0.001 par value, authorized 20,000,000 shares:
      15,573,014 and 12,594,260 issued and outstanding                                         15,573                  12,594
   Additional paid-in capital                                                                 224,830                  27,809
   Retained earnings (deficit)                                                               (977,953)               (517,207)
                                                                                ---------------------  ----------------------
     Total Stockholders' Equity                                                              (737,550)               (476,804)
                                                                                ---------------------  ----------------------
Total Liabilities and Stockholders' Equity                                      $           7,744,635  $            6,136,950
                                                                                =====================  ======================


     The accompanying notes are an integral part of the financial statements

                     National Energy Services Company, Inc.
                      Consolidated Statements of Operations


                                                              Nine Months Ended                     Year and Ten Months
                                                                  July 31,                           Ended October 31,
                                                     -----------------------------------    ------------------------------------
                                                         2003              2002              2002               2001
                                                      ----------------- ----------------- ----------------- ------------------
                                                         (unaudited)       (unaudited)
REVENUES
   Equipment sales                                    $       2,141,349 $       2,151,218 $       2,228,048 $        2,071,506
   Management revenue                                           191,481            42,357            53,738             49,020
   Energy management revenue                                     61,025                 0                 0                  0
   Energy sales                                                   1,810                 0              3240                  0
                                                      ----------------- ----------------- ----------------- ------------------
         Total Revenue                                        2,395,665         2,193,575         2,285,026          2,120,526

COST OF SALES                                                 1,777,244         1,322,334         1,462,417          1,173,508
                                                      ----------------- ----------------- ----------------- ------------------
       Gross Margin                                             618,421           871,241           822,609            947,018
OPERATING EXPENSES
   Selling                                                      412,641           464,589           501,136            425,101
   General and administrative expenses                          619,889           643,171           817,729            525,876
                                                      ----------------- ----------------- ----------------- ------------------
         Total expenses                                       1,032,530         1,107,760         1,318,865            950,977
                                                      ----------------- ----------------- ----------------- ------------------

Income (loss) from operations                                  (414,109)         (236,519)         (496,256)            (3,959)
                                                      ----------------- ----------------- ----------------- ------------------

Other income (expense)
   Interest income                                                    0                 0                 0                  0
   Interest expense                                             (46,637)           (9,972)          (20,951)           (21,380)
                                                      ----------------- ----------------- ----------------- ------------------
          Total other income (expense)                          (46,637)           (9,972)          (20,951)           (21,380)
                                                      ----------------- ----------------- ----------------- ------------------

Net income (loss) before income tax                            (460,746)         (246,491)         (517,207)           (25,339)
   Income tax expense                                                 0                 0                 0                  0
                                                      ----------------- ----------------- ----------------- ------------------

Net income (loss)                                     $        (460,746)$        (246,491)$        (517,207)$          (25,339)
                                                      ================= ================= ================= ==================
Net income (loss) per weighted average share, basic   $           (0.03)$           (0.02)$           (0.04)$            (0.01)
                                                      ================= ================= ================= ==================
Weighted average number of shares - basic                    14,580,096        12,296,173        12,145,905         11,700,000
                                                      ================= ================= ================= ==================







     The accompanying notes are an integral part of the financial statements

                     National Energy Services Company, Inc.
                 Consolidated Statements of Stockholders' Equity

                                                                           Additional         Retained            Total
                                           Number of         Common          Paid-in          Earnings        Stockholders'
                                             Shares           Stock          Capital         (Deficit)           Equity
                                         ---------------- ------------- ----------------- ---------------- -------------------

BEGINNING BALANCE, January 1, 2001                  1,000 $         100 $          15,900 $       (482,658)$          (466,658)

Reverse merger                                 11,699,000        11,600          (519,597)         507,997                   0
Net loss                                                0             0                 0          (25,339)            (25,339)
                                         ---------------- ------------- ----------------- ---------------- -------------------

BALANCE, October 30, 2001                      11,700,000        11,700          (503,697)               0            (491,997)

Shares issued for cash                            840,260           840           499,160                0             500,000
Shares issued for services                         54,000            54            32,346                0              32,400
Net loss                                                0             0                 0         (517,207)           (517,207)
                                         ---------------- ------------- ----------------- ---------------- -------------------

BALANCE, October 30, 2002                      12,594,260        12,594            27,809         (517,207)           (476,804)

Shares issued for cash                          2,978,754         2,979           197,021                0             200,000
Net loss                                                0             0                 0         (460,746)           (460,746)
                                         ---------------- ------------- ----------------- ---------------- -------------------

ENDING BALANCE, July 31, 2003
(unaudited)                                    15,573,014 $      15,573 $         224,830 $       (977,953)$          (737,550)
                                         ================ ============= ================= ================ ===================





     The accompanying notes are an integral part of the financial statements

                     National Energy Services Company, Inc.
                            Statements of Cash Flows

                                                                      Nine Months Ended             Year and Ten Months
                                                                          July 31,                    Ended October 31,
                                                            ---------------------------------  ---------------------------------
                                                                  2003              2002            2002             2001
                                                            ----------------- ---------------- --------------- -----------------
                                                               (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           $        (460,746)$       (246,491)$      (517,207)$         (25,339)
Adjustments to reconcile net loss to net cash used for
operating activities:
   Depreciation                                                         6,028            3,533           6,164             4,955
   Shares issued for services                                               0           32,400          32,400                 0
Changes in operating assets and liabilities:
   (Increase) decrease accounts receivable                           (517,161)      (1,034,905)       (820,040)         (991,388)
   Increase (decrease) prepaid expenses                                (5,234)         (32,000)         (1,750)                0
   Increase (decrease) accounts payable and accrued
       expenses                                                       536,826          765,978       1,031,996         1,065,983
                                                            ----------------- ---------------- --------------- -----------------
Net cash used by operating activities                                (440,287)        (511,485)       (268,437)           54,211
                                                            ----------------- ---------------- --------------- -----------------

CASH FLOW FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                 0          (23,169)        (28,486)           (4,516)
                                                            ----------------- ---------------- --------------- -----------------
Net cash (used) provided by investing activities                            0          (23,169)        (28,486)           (4,516)
                                                            ----------------- ---------------- --------------- -----------------
CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds from bank overdraft                                        13,405          184,646               0            44,547
   Repayment of bank overdraft                                              0                          (44,547)                0
   Proceeds from line of credit                                             0                0               0             2,843
   Repayments on line of credit                                       (23,810)         (19,048)        (21,429)                0
   Proceeds from notes payable                                      1,763,860        1,051,724       1,482,819         2,474,840
   Repayments on notes payable                                       (708,835)        (471,974)       (643,056)         (476,616)
   Repayments of bank term loan                                        (6,972)          (6,964)         (9,296)           (6,973)
   Extension of notes receivable                                   (1,763,860)      (1,051,724)     (1,482,819)       (2,474,840)
   Repayments of notes receivable                                     708,247          471,578         642,670           476,919
   Extension of notes receivable - related party                      (56,683)        (190,899)       (186,669)          (82,645)
   Repayments of notes receivable - related party                           0                0               0                 0
   Proceeds from notes payable - related party                              0           78,732          76,518                 0
   Payments on notes payable - related party                          293,957                0               0           (42,862)
   Proceeds from issuance of common stock                             200,000          500,000         500,000                 0
                                                            ----------------- ---------------- --------------- -----------------
Net cash provided by financing activities                             419,309          546,071         314,191           (84,787)
                                                            ----------------- ---------------- --------------- -----------------
Net increase (decrease) in cash                                       (20,978)          11,417          17,268           (35,092)

CASH, beginning of period                                              20,978            3,710           3,710            38,802
                                                            ----------------- ---------------- --------------- -----------------

CASH, end of period                                         $               0 $         15,127 $        20,978 $           3,710
                                                            ================= ================ =============== =================
Supplemental Disclosure of Cash Flow Information:
Interest paid in cash                                       $          46,637 $          9,972 $        20,737 $          22,001
                                                            ================= ================ =============== =================

     The accompanying notes are an integral part of the financial statements

                     National Energy Services Company, Inc.
                          Notes to Financial Statements
                  (Information with respect to the nine months
                   ended July 31, 2003 and 2002 is unaudited)

(1)  Summary of Significant Accounting Principles
     The Company National Energy Services Company, Inc. is a Nevada chartered corporation which conducts business from its headquarters in Egg Harbor Township, New Jersey. The Company was incorporated on February 17, 1998 and changed its name to National Energy Services Company, Inc. on October 29, 2001.

     The Company provides comprehensive energy management programs for long-term care facilities, which are paid directly from savings generated by energy system improvements. The program includes upgrades to lighting fixtures, improved heating, venting and air conditioning equipment and an ozone laundry support system. Sales are made to facilities throughout the United States.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Significant acquisition. In October 2001, National Energy Services Company, Inc. -NV issued 10,000,000 shares of common stock to acquire all the issued and outstanding shares of the common stock of National Energy Services Company, Inc., a New Jersey company, in a reverse merger, which was accounted for as a reorganization of National Energy Services Company, Inc.-NJ. As a result of this reverse merger, the former stockholders of National Energy Services Company, Inc. -NJ now control National Energy Services Company, Inc. -NV. Prior to this reverse merger, National Energy Services Company, Inc. -NV had nominal assets and liabilities. National Energy Services Company, Inc. accounted for the reverse merger as an issuance of stock for the net monetary assets of National Energy Services Company, Inc. -NJ or, in this case, as a capitalization of the accumulated deficit of National Energy Services Company, Inc. -NJ to the date of the merger.

     b) Principles of consolidation. The consolidated financial statements include the accounts of National Energy Services Company, Inc. -NV and its wholly owned subsidiary. Inter-company balances and transactions have been eliminated.

     c) Net income (loss) per share. Basic is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Fully diluted is computed by dividing the net income by the weighted average number of common shares that would be outstanding during the period if all dilutive securities were converted. Fully diluted is not presented for periods where such presentation would be anti-dilutive. The Company has no dilutive or anti-dilutive securities outstanding.

                     National Energy Services Company, Inc.
                          Notes to Financial Statements

(1)  Summary of Significant Accounting Principles, continued
     d) Use of estimates. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

     e) Revenue  recognition.  The Company has four  distinct  revenue  streams:
     Equipment sales, management revenue, energy management and energy sales. For equipment sales revenue is recognized in accordance with signed agreements with customers, typically 60 months, and only upon the completion of installation. As part of these agreements, the Company directly receives all utility company billings for the customers to allow the Company to monitor savings the customer is realizing. Management revenue is recognized and billed monthly as earned. This also includes fees earned for processing rebate claims for customers. Energy management revenue is a fee charged the customer to ensure that the customer is being charged correct rates and tariffs by the utilities. Energy sales occur when the Company purchases energy directly from a utility provider and resells it to a user. Cost of sales are recognized as incurred and matched to the related revenues. In addition, the master agreements with PP&L and Charter Management for the provision of financing to the Company which passes it through to the end user under the same terms and conditions. Therefore, the Company records the financing on both sides at gross amounts, as the Company is ultimately liable to the lending sources.

     f) Property and equipment. All property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three, five or seven years, using accelerated methods. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. Depreciation expense was $6,164 and $4,955 for the year and ten months ended October 31, 2002 and 2001, respectively.

     g) Cash and equivalents. The company considers investments with an initial maturity of three months or less as cash equivalents.

     h) Stock compensation for services rendered. The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to accounting principles generally accepted in the United States and are charged to operations.

     i) Reserve for bad debt. The allowance for uncollectible accounts receivable is based on the historical experience of the Company and on management's evaluation of the collectibility of the individual outstanding balances. Customer's credit rating is evaluated prior to entering into any revenue agreements.

                     National Energy Services Company, Inc.
                          Notes to Financial Statements

(1)  Summary of Significant Accounting Principles, continued
     j) Interim financial statements. The financial statements for the nine months ended July 31, 2003 and 2002, include all adjustments which in the opinion of management are necessary for fair presentation. Such adjustments are of a normal recurring nature. The results for nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 20,000,000 shares of $0.001 par value common stock At October 31, 2002, the Company had 12,594,260 shares of common stock issued and outstanding.

     In October 2001, National Energy Services Company, Inc. -NV issued 10,000,000 shares of common stock to acquire all the issued and outstanding shares of the common stock of National Energy Services Company, Inc., a New Jersey company, in a reverse merger. In fiscal 2002, the Company issued 840,260 shares of common stock restricted under Rule 144, in exchange for $500,000, or $0.60 per share. In fiscal 2002, the Company issued 54,000 shares of common stock restricted under Rule 144, in exchange for services valued at $32,400, or $0.60 per share. In fiscal 2003, the Company issued 2,978,754 shares of common stock restricted under Rule 144, in exchange for $200,000, or $0.07 per share.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carry-forwards for income tax purposes of approximately $978,000, which expire $460,800 and $517,200 on October 31, 2023 and 2022, respectively. The net operating loss prior to October 31, 2001, of $508,000, was capitalized upon the completion of the reverse merger and termination of Subchapter S election status, and treated as an constructive distribution to the former stockholders of the subsidiary.

     The amount recorded as deferred tax asset as of July 31, 2003 is approximately $390,000 which represents the amount of tax benefits of the loss carry-forward. The Company has established a valuation allowance for this deferred tax asset of $390,000 as the Company has no sustained history of profitable operations. Had the Company not reported under Subchapter S of the Internal Revenue Code, it would not have reported any tax accrual for the ten months ended October 31, 2001, as it recorded a loss for that period, as it would have had approximately $508,000 of loss carryforwards.

(4) Related Parties The Company pays a related party corporation a management fee for certain general and administrative expenses. For the year and ten months ended October 31, 2002 and 2001 these fees amounted to $89,997 and $24,000, respectively. For the nine months ended July 31, 2003these fees amounted to $45,000. The Company has certain notes receivable from related parties as well as notes payable to related parties outstanding during the periods presented. Both the notes receivable and the notes payable carry no

                     National Energy Services Company, Inc.
                          Notes to Financial Statements


(4)  Related  Parties, continued
     stated interest rate or repayment terms. Therefore the Company accounts for them as short-term demand notes. Related party balances and amounts for the periods are as follows:

                                                  July 31, 2003      October 31,
                                                   (unaudited)           2002
                                                 ----------------   ------------
Loan receivable - stockholder                    $        184,443   $     48,012
                                                 ================   ============
Loan receivable - employees                      $         80,130   $    165,694
                                                 ================   ============
Loan receivable - commission sales personnel     $         93,615   $    103,217
                                                 ================   ============
Loan receivable - affiliated company             $         15,418   $          0
                                                 ================   ============
Loan payable - affiliated company                $              0   $     38,851
                                                 ================   ============
Loan payable  - stockholder/employee             $        484,859   $    190,902
                                                 ================   ============

(5)  Property and equipment Property and equipment consists of:

                                        July 31, 2003   October 31,
                                         (unaudited)       2002
                                       --------------   ------------
Equipment                              $       30,465   $     30,465
Furniture and fixtures                          2,107          2,107
Leasehold improvements                          3,187          3,187
Less: accumulated depreciation                (17,114)       (11,086)
                                       --------------   ------------
Property and equipment, net            $       18,645   $     24,673
                                       ==============   ============

(6)  Notes Receivable Notes receivable balances are:

                                                           July 31, 2003 (unaudited)     October 31, 2002
                                                          --------------------------   ------------------
Customer loans, five year term with 15% interest rate     $                4,715,124   $        3,659,511
Less: current portion                                                     (1,095,110)            (778,102)
                                                          --------------------------   ------------------
Net long term notes receivable                            $                3,620,014   $        2,881,409
                                                          ==========================   ==================

     Maturities on these notes are:

                                    July 31, 2003           October 31,
                                     (unaudited)                2002
                                ----------------------   ------------------
2003                            $            1,095,110   $          778,102
                                ======================   ==================
2004                            $            1,190,842   $          894,410
                                ======================   ==================
2005                            $            1,242,426   $          923,346
                                ======================   ==================
2006                            $              847,354   $          834,869
                                ======================   ==================
2007 and thereafter             $              712,998   $          545,707
                                ======================   ==================

                     National Energy Services Company, Inc.
                          Notes to Financial Statements

(7) Long Term Debt Long term debt consists of:

                                                                July 31, 2003    October 31,
                                                                 (unaudited)         2002
                                                               --------------   -------------
Bank term loan, April 2004 maturity, prime plus 2%             $        6,973   $      13,945
Penn Power & Light term loans, five year term, 12.5% to 15%         4,714,537       3,659,512
Less; current portion                                              (1,586,942)       (978,305)
                                                               --------------   -------------
Net long term loans payable                                    $    3,134,568   $   2,695,152
                                                               ==============   =============

           Maturities on these notes are:

                                    July 31, 2003           October 31,
                                     (unaudited)                2002
                                ----------------------   ------------------
2003                            $            1,586,942   $          978,305
                                ======================   ==================
2004                            $            1,190,842   $          899,055
                                ======================   ==================
2005                            $            1,242,426   $          923,346
                                ======================   ==================
2006                            $              847,354   $          834,869
                                ======================   ==================
2007 and thereafter             $              338,805   $          228,784
                                ======================   ==================

(8) Short-Term Line of Credit The Company has a $200,000 demand line of credit which carries an interest rate of the issuing bank's prime rate plus 1%, which is secured by substantially all of the Company's assets and stockholder personal guarantees. During the year and ten months ended October 31, 2002 and 2001, the Company had reached the maximum of the line at various times. At the end of the fiscal years the balance owed was $178,571 and $200,000, respectively. During the nine months ended July 31, 2003, the maximum drawn on this line was $178,571, and the balance at July 31, 2003 was $154,761.

(9) Lease Commitments The Company currently leases its new Jersey office space under a lease that expired in May 2003, and the Company is now on a month to month lease. Payments under this lease were $18,197 for the nine months ended July 31, 2003 and $22,282 and $12,541 for the year and ten months ended October 31, 2002 and 2001 respectively.

     The Company also has an office in Pennsylvania which had been under a one-year lease with a one year extension that expires December 31, 2003. Payments under this lease were $9,000 for the nine months ended July 31, 2003 and $10,000 for the year ended October 31, 2002.

     The Company also has a three year lease for certain office equipment, expiring in 2005. Payments under this lease were $4,627 for the nine months ended July 31, 2003 and $1,623 for the year ended October 31, 2002.

                     National Energy Services Company, Inc.
                          Notes to Financial Statements



(9)  Lease  Commitments, continued

     Future lease commitments are:

                                    July 31, 2003           October 31,
                                     (unaudited)                2002
                                ----------------------   ------------------
2003                            $                4,542   $           28,957
                                ======================   ==================
2004                            $                8,169   $            8,169
                                ======================   ==================
2005                            $                4,627   $            4,627
                                ======================   ==================
2006                            $                    0   $                0
                                ======================   ==================
2007 and thereafter             $                    0   $                0
                                ======================   ==================

(10) Going Concern As shown in the accompanying consolidated financial statements, the Company has incurred net losses totaling $978,000, reflects a stockholders' deficit of approximately $737,500 and negative working capital of $1,130,400 at July 31, 2003. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. The Company has embarked on a plan to raise additional equity via a private placement. The Company has also taken steps to reduce its operating expenses. The Company is also exploring the option of issuing its common stock to certain creditors as payment, thereby reducing its cash outlay. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                    PART III

Item 1. Index to Exhibits

Exhibit No.         Description
--------------------------------------------------------
3.(i).1  [1]        Articles of Incorporation filed February 17, 1998.

3.(i).2  [1]        Certificate of Amendment of Articles of Incorporation  filed
                    October 29, 2001.

3.(ii).1 [1]        Bylaws.

4.1      [1]        Form of  Private  Placement  Offering  of  1,600,000  common shares at $0.01 per share.

10.1     [1]        Master  Agreement  between  NESNJ and PPL dated  January 11,
                    1999.

10.2     [1]        Lease for the premises  located at 3153 Fire Road, Suite 2C,
                    Egg Harbor Township, New Jersey 08234 dated April 13, 2001.

10.3     [1]        The Share Exchange dated October 19, 2001.

10.4     [1]        Lease for the premises located at 328 South Main Street, New
                    Hope, PA 18938 dated December 27, 2001.

10.5      *         Master Agreement with Charter Management.

10.6      *         Addendum Two to Egg Harbor Township lease.

10.7      *         New Hope lease extension.

10.8      *         Sample funding agreement with Charter Management.
-------------------------------------------------

          *         Filed herewith.

         [1]        Filed with the Company's  Registration Statement on November
                    14, 2002.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     National Energy Services Company, Inc.
                    ---------------------------------------
                                  (Registrant)

Date: October 31, 2003

By: /s/ John A. Grillo
-------------------------------------------
John A. Grillo,  Chairman & President

By: /s/ David W. Mason
------------------------------------------
David W. Mason, Vice-President of Marketing and Director

By: /s/ Rusty J. Gramiak
------------------------------------------
Rusty J. Gramiak, Vice-President of Operations and Director

By: /s/ Edmond Ragazzi
------------------------------------------
Edmond Ragazzi, Secretary

By: /s/ Larry A. Shusman
------------------------------------------
Larry A. Shusman, Chief Financial Officer



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